     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    Form S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        D & K HEALTHCARE RESOURCES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                           43-1465483
   (State or Other Jurisdiction               (IRS Employer
of Incorporation or Organization)          Identification No.)

           8000 MARYLAND AVENUE, SUITE 920, ST. LOUIS, MISSOURI 63105
                                 (314) 727-3485
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

                             J. HORD ARMSTRONG, III
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                        D & K HEALTHCARE RESOURCES, INC.
           8000 MARYLAND AVENUE, SUITE 920, ST. LOUIS, MISSOURI 63105
                                 (314) 727-3485
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                            ------------------------

                                With Copies to:

           JOHN L. GILLIS, JR., ESQ.                          WILLIAM M. HOLZMAN, ESQ.
     ARMSTRONG, TEASDALE, SCHLAFLY & DAVIS                    NEAL, GERBER & EISENBERG
      ONE METROPOLITAN SQUARE, SUITE 2600                     TWO NORTH LASALLE STREET
         ST. LOUIS, MISSOURI 63102-2740                       CHICAGO, ILLINOIS 60602
                 (314) 621-5070                                    (312) 269-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED          PROPOSED
                                                                        MAXIMUM           MAXIMUM        AMOUNT OF
         TITLE OF EACH CLASS OF                 AMOUNT TO BE         OFFERING PRICE      AGGREGATE      REGISTRATION
       SECURITIES TO BE REGISTERED               REGISTERED            PER SHARE*     OFFERING PRICE*       FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...    1,874,500 shares(1)        $19.375         $36,318,437       $10,714
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

 *  Estimated solely for the purpose of calculating the registration fee.
(1) Includes 244,500 shares to be issued subject to the exercise of the Underwriters' over-allotment option, if any.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 29, 1998

PROSPECTUS

                                1,630,000 SHARES

                         D&K HEALTHCARE RESOURCES LOGO

                        D & K HEALTHCARE RESOURCES, INC.
                                  COMMON STOCK
                               ------------------

     Of the 1,630,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,200,000 shares are being offered by D & K Healthcare Resources, Inc. (the "Company") and 430,000 shares are being offered by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "DKWD." On July 28, 1998, the last reported sale price of the Common Stock was $19.875 per share. See "Price Range of Common Stock."
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                     UNDERWRITING                                    PROCEEDS
                                PRICE TO            DISCOUNTS AND           PROCEEDS TO             TO SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)            STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)................           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting estimated expenses of $500,000, all of which are payable by the Company.
(3) The Company has granted the Underwriters a 30 day option to purchase up to 244,500 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $        , $        and $        , respectively.
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected certificates for the shares of Common Stock offered hereby will be available for delivery on or about
          , 1998 at the offices of Smith Barney, Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------

SALOMON SMITH BARNEY                            RAYMOND JAMES & ASSOCIATES, INC.

          , 1998

    "Med Plus" is a Registered Trademark of D & K Healthcare Resources, Inc.

                          D&K HEALTHCARE RESOURCES MAP

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and the Consolidated Financial Statements of the Company, including the notes thereto, included elsewhere in this Prospectus. Unless otherwise indicated, (i) the information contained in this Prospectus assumes the Underwriters' over-allotment option is not exercised; (ii) references to "fiscal 1993," "fiscal 1994," "fiscal 1995," "fiscal 1996" and "fiscal 1997" refer to the Company's fiscal year ended on the Friday closest to March 31 of that year and references to "fiscal 1998" refer to the Company's fiscal year ended June 30, 1998; and (iii) all references to the Company shall mean D & K Healthcare Resources, Inc., a Delaware corporation, and its subsidiaries, unless the context requires otherwise.

                                  THE COMPANY

OVERVIEW

     The Company is a leading regional wholesale distributor of pharmaceutical and related healthcare and beauty aid products to more than 700 retail and institutional customers in 20 states primarily in the Midwest and South. The Company also offers a variety of value-added services to its customers, particularly in the area of cost containment and inventory management. The Company had net sales of $442.9 million for the nine months ended March 31, 1998, of which 50.1% were to independent pharmacies, 19.8% were to retail chains, including national pharmacy chains and the pharmacy departments of supermarkets and mass merchandisers, and 30.1% were to healthcare institutions, including hospitals, alternate site care facilities, pharmacy benefit management companies and managed care organizations. The Company operates three state-of-the-art distribution facilities in Cape Girardeau, Missouri, Lexington, Kentucky and Minneapolis, Minnesota.

     Since its formation in 1987, the Company has expanded the scope and breadth of its business by consistently providing the highest levels of service to its customers and suppliers. The Company achieves such high levels of service by (i) providing its customers with a full continuum of products, value-added services and support, which enable its customers to compete more effectively; (ii) focusing on flexibility, which allows the Company to respond quickly to change and to customize systems to meet its customers' and suppliers' requirements;
(iii) strategically locating the Company's distribution centers and satellite transfer depots throughout the Midwest and the South, which enables the Company to ship products to and service its customers promptly and efficiently; and (iv) attracting and motivating experienced and entrepreneurial management personnel, who continually seek to improve and expand the Company's business.

     In 1996, senior management of the Company initiated a plan to reposition the Company and significantly improve operating performance. This plan included:
(i) identifying and focusing the Company's efforts on high-growth niche markets;
(ii) centralizing certain management functions, including purchasing, marketing and information systems at its corporate offices, while decentralizing executive, sales and operating functions at each of its independently managed profit centers, including its three regional distribution centers; (iii) enhancing the depth and breadth of the Company's management team; (iv) creating new management and employee incentive plans; (v) upgrading the Company's facilities; and (vi) enhancing the Company's corporate image. Since implementing these strategic initiatives, net sales and net income have grown in each of the last eight fiscal quarters as compared to the same periods in the prior years.

     The Company believes that its regional-market focus and high level of customer service provide it with competitive advantages and position it to benefit from trends impacting the industry. Management believes that the increasing size of the wholesale pharmaceutical industry's larger participants hampers the ability of these companies to deliver specialized services to all their customers. The Company has successfully differentiated itself from its national competitors through its ability to provide flexible and customized services to its targeted customer segments. In addition, healthcare providers' need for value-added services which help contain costs and effectively manage inventory has given the Company the opportunity to capitalize on its cost competitiveness and advanced systems. The location and quality of the Company's distribution facilities and satellite transfer depots throughout the Midwest and South allow the Company to service its customers' and suppliers' needs promptly and efficiently. The Company has capitalized on the increased demand for alternate care providers through its fiscal 1996 investment in Pharmaceutical Buyers, Inc. ("PBI"). PBI is one of the nation's leading alternate site group purchasing organizations, and the Company's investment in PBI provides it with access to a higher margin business segment and insight into alternate site distribution.

     The wholesale pharmaceutical distribution industry has experienced rapid sales growth over the past twelve years, increasing from approximately $14.0 billion in sales in 1985 to more than $73.0 billion in 1997. In addition, the percentage of pharmaceutical sales made through wholesale distributors rather than directly by manufacturers increased to approximately 83% in 1997, from 58% in 1985. The Company believes that there are several major trends currently affecting the industry, including: (i) continued consolidation of national and regional wholesale drug distribution companies; (ii) an increasing emphasis on value-added services that lower healthcare providers' administrative and other costs associated with medical supply management; (iii) the growing importance of an efficient distribution model as customers become more cost-conscious; and
(iv) a shift in the delivery of healthcare services from acute care settings to alternate sites, including physician offices and extended care facilities.

     The Company is a Delaware corporation with its principal executive offices located at 8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105. Its telephone number is (314) 727-3485.

GROWTH AND OPERATING STRATEGY

     The Company's objective is to become the market leader among regional drug wholesalers in the geographic areas in which it operates by being the preferred business partner of both its customers and suppliers. Management has identified opportunities that it believes will enable the Company to continue to increase sales, earnings and market share. The Company's strategies include the following initiatives:

          Leverage Its Decentralized Structure. Unlike its more centralized competitors, the Company is structured as an organization of locally managed profit centers. The Company's decentralized sales and distribution network, combined with its centralized procurement and corporate support staff structure, enable the Company to provide high levels of specialized customer service while minimizing administrative expenses and maximizing volume discounts for product purchases. Each of the Company's profit centers has an executive, sales and operations staff, with incentive compensation determined by its operating results. Each profit center utilizes the Company's corporate staff for procurement, marketing, financial, legal and executive management resources and corporate coordination of assets and working capital management.

          Increase Penetration of Existing Markets. The Company has successfully increased its sales to existing customers and added new customers in its existing markets by continually focusing on flexibility, innovation and service. The Company believes that it attracts and retains customers as a result of its ability to provide a significantly higher level of service to its customers than many larger, national wholesale pharmaceutical distributors. Over the past 24 months, the Company has added significant new customers in each of the market segments it serves, including Schnucks Markets, Inc., Anthem Prescription Management, Inc., and the Tennessee Pharmaceutical Providers Association (the "TPPA"). Although the Company historically derived a substantial portion of its net sales (e.g., approximately 78% in fiscal 1992) from independent pharmacies, in the first nine months of fiscal 1998, the Company derived approximately 50.1% of its net sales from independent pharmacies, approximately 19.8% from retail chains and approximately 30.1% from healthcare institutions. By achieving a more balanced mix of sales among these three market segments, the Company:
     (i) generates efficiencies by replicating its customer sales and service model; (ii) creates attractive opportunities for the Company's suppliers which seek to sell a complete range of retail, acute care, home care and other products to each of their wholesalers; and (iii) attracts a greater proportion of higher volume customers which provide significant opportunities for growth.

          Expand Into New Markets. The Company has expanded and intends to continue to expand its business into new geographic markets by taking advantage of opportunities created by shifting populations, changing demographics and new customer and acquisition prospects. For example, in fiscal 1997 the Company commenced operations in the eastern half of Tennessee when the TPPA, an association of retail pharmacies, presented a new and favorable expansion opportunity. In fiscal 1998, the members of the TPPA collectively represented 10.8% of the Company's net sales. The Company also plans to continue to pursue selective acquisitions of businesses that enable the Company to: (i) enhance and improve the level of service it provides to its customers and suppliers; and (ii) offer complementary products and solutions to its customers, making the Company a primary vendor for its core business lines and related services and solutions. The Company's investment in PBI provides it with insight into the operations of alternative site providers and its fiscal 1998 acquisition of Associated Pharmacies, Inc., a wholesale distributor of pharmaceutical products, expanded the Company's geographic presence in Arkansas.

          Provide High Levels of Customer Service. The Company believes that its customer service focus provides a significant competitive advantage, especially with customers who do not receive personalized service from national wholesale distributors. The Company's experienced local sales force makes regular personal visits to current and prospective customers and is supported by a knowledgeable in-house customer service staff. The Company's state-of-the-art distribution facilities enable the Company to meet its customers' requirements for accurate next-day delivery. The Company believes that its commitment to customer service has enabled it to become the primary supplier to most of its customers, resulting in significant net sales growth.

          Improve Customer Performance Through Value-Added Services. The Company offers a wide range of services designed to reduce its customers' costs, enhance their operating efficiencies and assist them in competing effectively. RESOURCE is the Company's software system that allows customers to place orders electronically, providing them with a strong link to the Company and simultaneously reducing their selling and communication costs. The Company also offers its customers PARTNERS, an automatic replenishment inventory management program. PARTNERS gives the customer the opportunity to both improve its margins and significantly reduce its working capital needs through effective inventory management. SCRIPTMASTER is the Company's pharmacy management system, which includes computerized order entry, point-of-sale capabilities, inventory control and pharmacy disbursement. This service provides cost savings and enhanced efficiencies to pharmacy customers as well as valuable information on prescription history for manufacturers. The Company also maintains and provides the "Med Plus" family of promotional and advertising support programs with which it plans and coordinates cooperative advertising programs for participating independent pharmacies and provides various promotional products. These programs give participating customers access to a suite of advertising and promotional support programs that may not have been available otherwise.

          Maintain Competitive Advantage of Low Cost Structure. The Company believes it has one of the lowest operating expense to net sales ratios in the industry. The Company's operating expense to net sales ratio has declined from 3.97% in 1994 to 3.20% for the first nine months of fiscal 1998. The improved efficiency can be attributed to significant investments in inventory management systems, computer hardware and software, delivery systems and warehouse systems. The Company believes there are opportunities for additional efficiency improvements in the future.

                                  THE OFFERING

Common Stock offered by:
  The Company...............................................    1,200,000 Shares
  The Selling Stockholders..................................    430,000 Shares(1)
Common Stock to be outstanding after the Offering...........    5,126,275 Shares(1)(2)
Use of Proceeds.............................................    To repay indebtedness.
                                                                See "Use of Proceeds."
Nasdaq National Market symbol...............................    DKWD

---------------
(1) Includes 180,000 shares of Common Stock to be issued to J. David McCay upon his exchange of 18% of the outstanding capital stock of PBI. Mr. McCay, a director of the Company, intends to effect such exchange immediately prior to completion of the Offering and to sell such Common Stock in the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Principal and Selling Stockholders" and "Certain Transactions."

(2) Does not include: (i) 441,998 shares of Common Stock issuable upon exercise of options granted under the Company's 1992 Long Term Incentive Plan and under its 1993 Stock Option Plan; (ii) 22,072 shares of Common Stock issuable under certain circumstances upon exercise of warrants; (iii) 20,000 shares of Common Stock issuable to Robert E. Korenblat upon his exchange of 2% of the outstanding capital stock of PBI; and (iv) an indeterminate number of shares of Common Stock issuable to Massachusetts Mutual Life Insurance Company and its affiliates upon their exchange of 30% of the outstanding capital stock of PBI. See "Principal and Selling Stockholders," "Certain Transactions" and "Description of Capital Stock."

                                  RISK FACTORS

     Investors should carefully consider the risk factors related to a purchase of Common Stock of the Company. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth a summary of certain selected consolidated financial data for the Company for each of the five fiscal years in the period ended March 28, 1997, the three months ended June 30, 1997, and the nine months ended March 28, 1997 and March 31, 1998. The Statement of Operations Data set forth below for the five year period ended March 28, 1997 and the three month period ended June 30, 1997 are derived from the audited financial statements of the Company. The Statement of Operations Data for the nine months ended March 28, 1997 and March 31, 1998, and the Balance Sheet Data as of March 31, 1998 were derived from the unaudited consolidated financial statements of the Company. The Company believes that the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) necessary for the fair presentation of the information set forth herein. Results for the nine months ended March 31, 1998 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     FISCAL YEAR ENDED
                              ---------------------------------------------------------------
                              APRIL 2,       APRIL 1,    MARCH 31,    MARCH 29,    MARCH 28,
                                1993           1994         1995       1996(1)        1997
                              --------      ----------   ----------   ----------   ----------

                                     (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $167,940      $  211,196   $  319,958   $  425,333   $  479,524
Gross profit................    10,225          11,397       16,095       20,272       21,640
Income from operations......     1,565           2,077        4,441        1,947        4,224
Income (loss) before income
  tax provision (benefit)...       480             713        2,478       (1,498)       1,279
Net income (loss)...........       253             374        1,409       (1,109)         739
Basic earnings (loss) per
  share.....................          (5)   $     0.16   $     0.55   $    (0.37)  $     0.24
Diluted earnings (loss) per
  share.....................          (5)   $     0.16   $     0.49   $    (0.37)  $     0.24
Weighted average shares
  outstanding (basic).......          (5)    2,394,022    2,547,334    2,971,117    3,033,536
Weighted average shares
  outstanding (diluted).....          (5)    2,925,439    3,114,129    2,971,117    3,588,943

                                THREE
                                MONTHS        NINE MONTHS ENDED
                                ENDED      -----------------------
                               JUNE 30,    MARCH 28,    MARCH 31,
                               1997(2)        1997       1998(2)
                              ----------   ----------   ----------
                                                 (UNAUDITED)
                              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $  144,473   $  373,114   $  442,908
Gross profit................       6,016       16,444       21,269
Income from operations......       1,247        3,199        5,925
Income (loss) before income
  tax provision (benefit)...         643        1,055        3,876
Net income (loss)...........         363          627        2,283
Basic earnings (loss) per
  share.....................  $     0.12   $     0.21   $     0.70
Diluted earnings (loss) per
  share.....................  $     0.11   $     0.20   $     0.62
Weighted average shares
  outstanding (basic).......   3,054,994    3,039,195    3,244,501
Weighted average shares
  outstanding (diluted).....   3,626,831    3,597,451    3,789,946

                                                                         AT MARCH 31, 1998
                                                              ----------------------------------------
                                                               ACTUAL    PRO FORMA(3)   AS ADJUSTED(4)
                                                              --------   ------------   --------------
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Current assets..............................................  $116,693     $119,047        $119,047
Working capital.............................................    41,901       42,861          42,861
Intangible assets...........................................    11,812       24,083          24,083
Total assets................................................   143,165      154,393         154,393
Long-term debt..............................................    54,834       61,143          39,343
Stockholders' equity........................................    13,539       17,116          38,916

---------------
(1) Net income (loss) before income tax provision includes non-recurring expenses of $1,317 incurred related to fixed overhead expenses and costs associated with the consolidation of Northern and Krelitz.

(2) In June 1997, the Company changed from a fiscal year ending on the Friday closest to March 31 in each year to a fiscal year ending June 30 of each year. The Company began its first full fiscal year on the new basis on July 1, 1997. As a result, the three months ended June 30, 1997 do not fall within fiscal 1997 or fiscal 1998 and are presented on a stand-alone basis.

(3) Reflects pro forma adjustments for: (i) the issuance of 180,000 shares of Common Stock to be issued to J. David McCay upon his exchange of 18% of the outstanding capital stock of PBI; (ii) the acquisition by the Company of an additional 18% equity interest in PBI; and (iii) the required consolidation of PBI's balance sheet as of March 31, 1998 with that of the Company as a result of the increase in the Company's ownership interest in PBI to approximately 68%.

(4) Reflects the sale of 1,200,000 shares of Common Stock offered by the Company hereby, based on an assumed public offering price of $19.875 per share, and the application of the net proceeds therefrom.

(5) The Company completed its initial public offering in fiscal 1993, and accordingly, this amount is not meaningful.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. It should be recognized that risks in addition to those set forth below may be significant, presently or in the future, and the risks set forth below may affect the Common Stock or the Company to a greater or lesser extent than indicated.

COMPETITION

     The wholesale distribution of pharmaceuticals is highly competitive, with national and regional distributors competing primarily on the basis of service and price. Other competitive factors include delivery service, credit terms, breadth of product line, customer support and merchandising and marketing programs. The Company competes with large, national distributors such as McKesson Corporation, Bergen Brunswig Corporation, Cardinal Health, Inc., Bindley-Western Industries, Inc. and AmeriSource Health Corporation, as well as with local and regional wholesalers, manufacturers and generic pharmaceutical telemarketers and specialty distributors. Certain of the Company's competitors have significantly greater financial, distribution and marketing resources than the Company. Additionally, most of the products sold by the Company are available from multiple sources and most of the Company's customers also utilize other wholesale distributors. Competitors of the Company could obtain exclusive rights from manufacturers to market particular products that currently are not subject to exclusive distribution arrangements and/or currently are distributed by the Company. In addition, manufacturers could elect to sell a higher proportion of their products directly to customers, thereby decreasing the demand for such products from wholesale distributors and increasing competition. There can be no assurance that the Company will not encounter increased competition in the future or that increased competition will not have a material adverse affect on the Company's business, results of operations or financial condition. See "Business -- Competition."

DEPENDENCE ON RELATIONSHIPS WITH SUPPLIERS

     During fiscal 1997 and fiscal 1998, the Company's 10 largest suppliers accounted for more than 45% and 70% (by dollar volume), respectively, of the Company's purchases. The Company has agreements with substantially all leading manufacturers for the wholesale purchase of pharmaceuticals; however, the Company's ability to purchase pharmaceuticals, or to expand the scope of pharmaceuticals purchased, from a particular supplier is dependent, to a large extent, upon such supplier's assessment of the Company's creditworthiness and the Company's ability to resell the products it purchases. If the Company ceased to be able to purchase pharmaceuticals from any of its significant suppliers, such occurrence could have a material adverse effect on the Company's business, financial condition and results of operations because many suppliers own exclusive patent rights and are the sole manufacturers of certain pharmaceuticals. If the Company became unable to purchase patented products from any such supplier, the Company would be required to purchase such products from other distributors on less favorable terms, thereby eliminating the Company's profit margin on the sale of such products. Substantially all of the Company's agreements with suppliers are terminable by either party upon short notice and without penalty. See "Business -- Purchasing and Inventory Control."

CONCENTRATION OF CUSTOMERS

     During fiscal 1997 and fiscal 1998, the Company's 10 largest customers accounted for approximately 47.2% and 37.1%, respectively, of the Company's revenues. The Company's largest customer during fiscal 1997 accounted for approximately 20.0% of the Company's revenues during that period, and its largest customer during fiscal 1998, Anthem Prescription Management, Inc. ("Anthem"), accounted for approximately 13.1% of the Company's revenues during that period. The Company's contracts with its customers generally permit the customer to terminate the contract or reduce purchasing levels on relatively short notice without penalty. The termination of a contract by a significant customer of the Company or a significant decline in the level of purchases made by a significant customer could have a material adverse effect on the Company's business, financial condition or results of operations. Additionally, an adverse change in the financial condition of a significant customer, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on the Company. See "Business -- Customers and Markets."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of its senior management and on the relationships between the Company's key personnel and its significant customers and suppliers. The loss of certain members of the Company's senior management or of key purchasing or sales personnel could have a material adverse effect on the Company's business, financial condition and results of operations. As is generally true in the industry, if any of the Company's senior management or key personnel with an established reputation within the industry were to leave the Company's employ, there can be no assurance that customers or suppliers of the Company who have relationships with such person would not purchase products from such person's new employer, rather than from the Company or would continue to sell inventory to the Company on terms at least as favorable as before such person's departure. Only two of the Company's senior management and key purchasing or sales personnel have entered into employment agreements or non-competition agreements with the Company and there can be no assurance that the services of these individuals will continue to be available to the Company. See "Management."

RISKS OF EXPANSION THROUGH ACQUISITION

     One aspect of the Company's growth and operating strategy is to expand within its geographic markets and into nearby geographic markets through selected acquisitions of other drug wholesalers and companies in complementary businesses. There can be no assurance, however, that suitable acquisition candidates will be identified, that acquisitions can be consummated on acceptable terms, that any acquired companies can be integrated successfully into the Company's operations or that the Company will be able to retain an acquired company's significant customer and supplier relationships or otherwise realize the intended benefits of any acquisition. Growth through acquisitions also could divert management's attention away from the Company's core business, resulting in the Company incurring liabilities that were not known at the time of acquisition or create tax and accounting problems for the Company. Failure to accomplish future acquisitions could limit the Company's revenues and earnings potential. While the Company evaluates possible acquisition candidates from time to time and has recently signed a letter of intent to acquire a small software development company, the Company has no commitments, understandings or arrangements with respect to any other acquisitions.

RISKS INHERENT IN THE WHOLESALE PHARMACEUTICAL DISTRIBUTION INDUSTRY

     Over the past decade, participants in the wholesale pharmaceutical distribution industry have experienced declining gross and operating margins. Industry sources estimate that the average gross margin of companies in the industry has decreased from approximately 7.6% in 1987 to approximately 5.4% in 1996. The profitability of wholesale distributors, including the Company, is largely dependent upon earning volume incentives, cash discounts and rebates from pharmaceutical manufacturers. The Company's profitability is also increasingly dependent on its ability to purchase inventory in advance of anticipated or known manufacturer price increases. Although investment buying opportunities (for which the Company competes with other wholesalers) may enable the Company to increase its gross margin when manufacturers increase prices, such buying requires subjective assessments of future price changes as well as significant working capital. If the Company's gross margins declined significantly, its business, results of operations and financial condition could be materially adversely affected.

     The healthcare industry has undergone significant change in recent years as a result of various efforts to reduce costs, including proposed national healthcare reform, trends toward managed care, spending cuts in Medicare, consolidation of pharmaceutical and medical/surgery supply distributors, the development of large, sophisticated purchasing groups and efforts by traditional third party payors to contain or reduce healthcare costs. The Company cannot predict whether these trends will continue or whether any other healthcare reform efforts will be enacted and what effect any such reforms may have on the Company, its practices and products or its customers and suppliers. Changes in governmental financial support of healthcare services, the methods by which such services are delivered, the prices for such services or other legislation or regulations governing such services or mandated benefits may have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON INFORMATION SYSTEMS

     The Company is dependent on its information systems to receive and process customer orders, initiate orders with product suppliers, distribute products to its customers in a timely and cost-effective manner, track and secure inventory and maintain compliance with federal and state regulations. Any disruption in the Company's information systems could have a material adverse effect on the Company's business, financial condition and results of operations.

REGULATORY MATTERS

     The Company, as a distributor of certain controlled substances and prescription pharmaceuticals, is required to register with and obtain licenses and permits from certain federal and state agencies and must comply with operating and security measures prescribed by those agencies. The Company is also subject to various regulations including the 1987 Prescription Drug Marketing Act, an amendment to the federal Food, Drug and Cosmetic Act, which regulates the purchase, storage, security and distribution of prescription pharmaceuticals. The Company's compliance with these regulations is monitored through periodic site inspections conducted by various governmental agencies. Although the Company believes that it is in substantial compliance with all federal and state statutes and regulations concerning its activities, any failure to comply with these regulations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that future changes in applicable laws or regulations will not materially increase the costs of conducting business or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

NO DIVIDENDS

     The Company has never paid a dividend and currently anticipates that all of its future earnings will be retained for the development and expansion of the Company's business. The Company is prohibited from paying any cash dividends on the Common Stock by the terms of its current revolving credit facility. See "Dividend Policy."

YEAR 2000 ISSUES

     The Company is dependent upon its software programs and operating systems for internal operations (e.g., inventory and warehouse management and processing product orders with its customers and suppliers). See "-- Dependence on Information Systems." The Company has made a preliminary determination that it will not incur any significant costs to make the Company's software programs and operating systems Year 2000 compliant and is making inquiries regarding the magnitude of any Year 2000 problems that may be resident in the software programs and operating systems of its customers and suppliers, or the impact that any such problems could have on the sales made and services provided by the Company to such customers or suppliers. The occurrence of Year 2000-related failures in the software programs and operating systems of any of the Company's significant customers or suppliers could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may be subject to significant fluctuations in response to various factors, such as quarterly fluctuations in the Company's operating results, changes in securities analysts' estimates of the Company's future earnings, the Company's loss of significant customers or suppliers or significant business developments relating to the Company or its competitors. The market price of the Common Stock also may be affected by the Company's ability to meet analysts' expectations and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. Because the number of shares of Common Stock that will be publicly traded after the Offering is small relative to the number of publicly traded shares of many other companies, the market price of the Common Stock may be more susceptible to fluctuation. In addition, the stock market has experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, securities class action lawsuits frequently have been instituted against companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against the Company, it could result in substantial costs to the Company and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions that reduce the probability of a change of control or an acquisition of the Company, even if the current directors and executive officers were to significantly reduce their percentage ownership of the Common Stock as a group. These provisions include, but are not limited to: (i) the ability of the Board of Directors to issue preferred stock in one or more series with such rights, obligations and preferences as the board may determine, without any further vote or action by the stockholders and (ii) a classified Board of Directors. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law which, under certain circumstances, may prohibit a business combination between the Company and a stockholder owning 15% or more of the outstanding voting power of the Company. This provision may have the effect of delaying, deterring, or preventing certain potential acquisitions or a change in control of the Company, even if the Company's stockholders consider such transactions to be in their best interests. See "Management -- Board of Directors and Committees" and "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     Statements herein regarding the Company's prospective business, market position and growth and acquisition opportunities are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve substantial risks and uncertainties. Forward-looking statements include statements contained in the "Prospectus Summary" and "Business" sections of this Prospectus regarding the Company's ability to: (i) continue to grow through acquisitions of businesses and integrate acquired businesses successfully into its existing operations; (ii) optimize its sales mix among customers in the various market segments of the industry; (iii) capitalize on trends in the wholesale distribution industry; and (iv) achieve increased economies of scale and greater cost-effectiveness. Forward-looking statements also include statements relating to the Company or its operations that are preceded by terms such as "expects," "believes," "intends" and similar expressions. The Company's actual results of operation or financial performance may differ materially from those implied by such forward-looking statements as a result of various factors, including, without limitation, the following: The wholesale pharmaceutical distribution industry is very competitive and many of the Company's competitors have substantially greater resources than the Company. The Company's contracts with its customers generally enable the customer to terminate the contract or reduce purchasing levels on relatively short notice without penalty. The Company's relationships with its customers and suppliers, and its ability to increase its operating margins, is dependent, to a large extent, upon the efforts of its senior management and key sales personnel and the continued availability of inventory investment buying opportunities. Actual results also may vary as a result of the other factors described under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby, based on an assumed public offering price of $19.875 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $21.8 million ($26.3 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the proceeds to repay a portion of the outstanding balance under its revolving line of credit. At June 30, 1998, the outstanding balance was $60.2 million and bore interest at the rate of 6.9375% per annum. Borrowings under the line of credit were utilized by the Company primarily to fund working capital requirements.

                                DIVIDEND POLICY

     The Company currently anticipates that, after completion of the Offering, all of its earnings will be retained for development and expansion of the Company's business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company is prohibited from paying dividends or making other distributions on the Common Stock by the terms of its current revolving credit facility.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "DKWD" since January 1998. Prior thereto, it was traded on the Nasdaq Small Cap Market since September 1992. The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock, as reported by the Nasdaq Small Cap Market and commencing in January 1998 by the Nasdaq National Market.

                                                                    HIGH             LOW
                                                                ------------    -------------
Fiscal 1996
  First Quarter.............................................    $ 7 1/2         $ 5 3/4
  Second Quarter............................................    $ 7 1/2         $ 6 1/4
  Third Quarter.............................................    $ 8 1/8         $ 6 3/4
  Fourth Quarter............................................    $ 8 7/8         $ 7 1/4
Fiscal 1997
  First Quarter.............................................    $ 8 1/2         $ 5 1/8
  Second Quarter............................................    $ 6 1/8         $ 4 5/8
  Third Quarter.............................................    $ 4 7/8         $ 3 3/8
  Fourth Quarter............................................    $ 5 7/8         $ 3 9/16
  Three Months Ended June 30, 1997..........................    $ 5 5/8         $ 4 3/8
Fiscal 1998
  First Quarter.............................................    $ 8 1/8         $ 5 1/8
  Second Quarter............................................    $ 9 1/4         $ 7 11/16
  Third Quarter.............................................    $14 3/4         $ 8 3/8
  Fourth Quarter............................................    $23 1/2         $13 3/8
Fiscal 1999
  First Quarter (through July 28, 1998).....................    $25             $19 3/8

     On July 28, 1998, the reported closing price of the Common Stock on the Nasdaq National Market was $19 7/8 per share. As of July 15, 1998, the Company had approximately 80 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated long-term debt and capitalization of the Company as of March 31, 1998 and as adjusted to reflect:
(i) pro forma adjustments for the issuance of 180,000 shares of Common Stock to one of the Selling Stockholders in exchange for the acquisition by the Company of an additional 18% equity interest in PBI and the required consolidation of PBI's balance sheet as of March 31, 1998 with that of the Company as a result of the increase in the Company's ownership interest in PBI to approximately 68%; and (ii) the sale of 1,200,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.875 and the application of the estimated net proceeds from such sale as set forth in "Use of Proceeds." See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The table should be read in connection with the Company's Consolidated Financial Statements and the Notes thereto.

                                                                          MARCH 31, 1998
                                                                -----------------------------------
                                                                ACTUAL     PRO FORMA    AS ADJUSTED
                                                                -------    ---------    -----------
                                                                          (IN THOUSANDS)
Current Portion of Long-Term Debt...........................    $ 2,794     $ 2,979       $ 2,979
                                                                =======     =======       =======
Total Long-Term Debt, Less Current Portion..................     54,834      61,143        39,343
                                                                -------     -------       -------
Stockholders' Equity
  Preferred stock; no par value, 1,000,000 shares
     authorized, no shares issued or outstanding............         --          --            --
  Common stock; $.01 par value, 10,000,000 shares
     authorized, 3,610,395 shares (3,790,395 pro forma and
     4,990,395 as adjusted) issued and outstanding(1).......         36          38            50
  Paid-in capital...........................................     13,707      17,282        39,070
  Accumulated deficit.......................................       (204)       (204)         (204)
                                                                -------     -------       -------
     Total stockholders' equity.............................     13,539      17,116        38,916
                                                                -------     -------       -------
Total Capitalization........................................    $68,373     $78,259       $78,259
                                                                =======     =======       =======

---------------
(1) Does not include: (i) 441,998 shares of Common Stock issuable upon exercise of options granted under the Company's 1992 Long Term Incentive Plan and under its 1993 Stock Option Plan; (ii) 22,072 shares of Common Stock issuable under certain circumstances upon exercise of warrants; (iii) 20,000 shares of Common Stock issuable to Robert E. Korenblat upon his exchange of 2% of the outstanding capital stock of PBI; and (iv) an indeterminate number of shares of Common Stock issuable to Massachusetts Mutual Life Insurance Company and its affiliates upon their exchange of 30% of the outstanding capital stock of PBI. See "Principal and Selling Stockholders," "Certain Transactions" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated historical financial data for the Company for each of the five fiscal years in the period ended March 28, 1997, the three months ended June 30, 1997 and the nine months ended March 28, 1997 and March 31, 1998. The Statement of Operations Data set forth below for the five year period ended March 28, 1997 and the three month period ended June 30, 1997, and the Balance Sheet Data as of the last day of each of fiscal 1993 through fiscal 1997 and as of the last day of the three month period ended June 30, 1997 were derived from the audited consolidated financial statements of the Company. The selected consolidated financial data for the nine months ended March 28, 1997 and March 31, 1998 were derived from the unaudited consolidated financial statements of the Company. The Company believes that the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) necessary for the fair presentation of the information set forth therein. Results for the nine months ended March 31, 1998, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                    FISCAL YEAR ENDED
                              -------------------------------------------------------------
                              APRIL 2,      APRIL 1,    MARCH 31,    MARCH 29,    MARCH 28,
                                1993          1994        1995        1996(1)       1997
                              --------      ---------   ---------    ---------    ---------
                                    (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...................  $167,940      $ 211,196   $ 319,958    $ 425,333    $ 479,524
Gross profit................    10,225         11,397      16,095       20,272       21,640
Income from operations......     1,565          2,077       4,441        1,947        4,224
Income (loss) before income
  tax provision.............       480            713       2,478       (1,498)       1,279
Net income (loss)...........       253            374       1,409       (1,109)         739
Basic earnings (loss) per
  share.....................          (3)       $0.16       $0.55       $(0.37)       $0.24
Diluted earnings (loss) per
  share.....................          (3)       $0.16       $0.49       $(0.37)       $0.24
Weighted average shares
  outstanding (basic).......          (3)   2,394,022   2,547,334    2,971,117    3,033,536
Weighted average shares
  outstanding (diluted).....          (3)   2,925,439   3,114,129    2,971,117    3,588,943
BALANCE SHEET DATA AT END OF PERIOD:
Current assets..............  $ 31,552      $  35,569   $  73,338    $  68,938    $  75,333
Working capital.............     9,523         14,154      27,395       25,224       24,270
Total assets................    39,818         43,352      95,787       94,937      101,466
Long-term debt..............    13,705         17,858      39,991       43,190       41,530
Stockholders' equity........     3,704          4,078       8,784        8,033        8,873

                              THREE MONTHS      NINE MONTHS ENDED
                                 ENDED        ----------------------
                                JUNE 30,      MARCH 28,    MARCH 31,
                                1997(2)         1997        1998(2)
                              ------------    ---------    ---------
                              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales...................   $ 144,473      $ 373,114    $ 442,908
Gross profit................       6,016         16,444       21,269
Income from operations......       1,247          3,199        5,925
Income (loss) before income
  tax provision.............         643          1,055        3,876
Net income (loss)...........         363            627        2,283
Basic earnings (loss) per
  share.....................        $0.12         $0.21        $0.70
Diluted earnings (loss) per
  share.....................        $0.11         $0.20        $0.62
Weighted average shares
  outstanding (basic).......   3,054,994      3,039,195    3,244,501
Weighted average shares
  outstanding (diluted).....   3,626,831      3,597,451    3,789,946
BALANCE SHEET DATA AT END OF
Current assets..............   $  73,521      $  75,333    $ 116,693
Working capital.............      15,514         24,270       41,901
Total assets................      99,061        101,466      143,165
Long-term debt..............      31,676         41,530       54,834
Stockholders' equity........       9,378          8,873       13,539

---------------
(1) Net income (loss) before income tax provision includes non-recurring expenses of $1,317 incurred related to fixed overhead expenses and costs associated with the consolidations of Northern and Krelitz.

(2) In June 1997, the Company changed from a fiscal year ending on the Friday closest to March 31 in each year to a fiscal year ending June 30 of each year. The Company began its first full fiscal year on the new basis on July 1, 1997. As a result, the three months ended June 30, 1997 do not fall within fiscal 1997 or fiscal 1998 and are presented on a stand-alone basis.

(3) The Company completed its initial public offering in fiscal 1993, and accordingly, this amount is not meaningful.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was founded in December 1987 through the acquisition of Delta Wholesale Drug, Inc. and W. Kelly Company.

     The Company's revenues have grown at a compound annual growth rate of approximately 30.0%, from $167.9 million in fiscal 1993 to $479.5 million in fiscal 1997. As compared to the prior fiscal year, revenues grew by approximately 25.8% in fiscal 1994, 51.5% in fiscal 1995, 32.9% in fiscal 1996 and 12.7% in fiscal 1997. See "Selected Consolidated Financial Data." Such growth is attributable to internal growth as well as to the Company's acquisitions of three pharmaceutical wholesale distributors and related businesses. The Company's internal growth resulted from obtaining new customers and increasing sales to existing customers, which the Company attributes in part to its sales and marketing effort and its focus on value-added customer services.

     From fiscal 1993 to fiscal 1997, the Company's gross margins decreased from 6.09% to 4.51%. This decrease is attributable primarily to industry-wide reductions in selling margins, more aggressive negotiating by customers and increased sales to healthcare institutions, which typically generate higher volume but lower gross margins. During this time period, operating margins decreased as the Company was not able to proportionately reduce its operating expenses. Operating margins increased from 0.88% in fiscal 1997 to 1.34% for the first nine months of fiscal 1998 due to operating leverage created by the Company's expanding sales base. The Company believes that its declining gross margins and, until recently, operating margins are consistent with industry averages.

     The Company actively evaluates inventory investment buying opportunities to take advantage of anticipated manufacturer price increases. By taking advantage of such opportunities, the Company's gross margin may increase when manufacturers increase prices for products the Company distributes out of inventory.

     The following table sets forth certain statement of operations data for the last three fiscal years and the nine months ended March 28, 1997 and March 31, 1998, expressed as a percentage of total revenue for each fiscal year.

                                                                                           NINE MONTHS ENDED
                                                                                         ----------------------
                                                                                         MARCH 28,    MARCH 31,
                                            FISCAL 1995    FISCAL 1996    FISCAL 1997      1997         1998
                                            -----------    -----------    -----------    ---------    ---------
                                              (AS A PERCENTAGE OF TOTAL NET SALES)
Net Sales.................................    100.00%        100.00%        100.00%       100.00%      100.00%
Cost of Sales.............................     94.97%         95.23%         95.49%        95.59%       95.20%
Gross Profit..............................      5.03%          4.77%          4.51%         4.41%        4.80%
Operating Expenses........................      3.31%          3.59%          3.31%         3.25%        3.20%
Income from Operations....................      1.39%          0.46%          0.88%         0.86%        1.34%
Net Income (loss).........................      0.44%         (0.26%)         0.15%         0.17%        0.52%

     The Company's net sales include the sale of branded pharmaceuticals
(approximately    % of net sales in fiscal 1998), generic pharmaceuticals
(approximately    % of net sales in fiscal 1998) and over-the-counter health and
beauty aids (approximately    % of net sales in fiscal 1998). Net sales
constitute revenues less returns and allowances.

     Inventories are recorded at the lower of cost or market, with cost being primarily determined using the last-in, first-out ("LIFO") method. At March 31, 1998, 96.8% of the Company's inventories were stated on a LIFO basis. The Company uses the LIFO method of accounting for inventories because it believes that this method more realistically matches current product costs with current product sales and minimizes the effect of inflationary cost increases on inventory values.

     In November 1995, the Company acquired approximately 50% of the voting and non-voting capital stock of Pharmaceutical Buyers, Inc. ("PBI"), a Colorado-based group purchasing organization. PBI's members include long-term care and home infusion providers, home medical equipment dealers, medical distributors and other healthcare providers. The Company's investment in PBI initially was accounted for under the equity method; however, in connection with the Offering, one of the Selling Stockholders has notified the Company that he intends to exercise his right to exchange his 18% equity interest in PBI for 180,000 shares of Common Stock. As a result of such exchange, the Company will own approximately 68% of the capital stock of PBI and will be required to account for PBI on a consolidated basis as of the date of exchange. This consolidation will require the Company to record approximately $6.0 million of additional goodwill, which will result in approximately $200,000 of additional amortization expense in each of the next 22.5 years. See "Certain Transactions."

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain statement of operations data for the last eight quarters, and such data expressed as a percentage of total revenue for each quarter. This data has been derived from the Company's unaudited quarterly financial statements. In management's opinion, these quarterly financial statements have been prepared on a basis consistent with the audited financial statements contained elsewhere herein and include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the information presented, when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future periods.

                                                       THREE MONTHS ENDED (UNAUDITED)
                       ----------------------------------------------------------------------------------------------
                                       FISCAL 1997                                             FISCAL 1998
                       --------------------------------------------                  --------------------------------
                       6/30/96     9/30/96     12/31/96    3/28/97     6/30/97(1)    9/30/97     12/31/97    3/31/98
                       --------    --------    --------    --------    ----------    --------    --------    --------
                                                               (IN THOUSANDS)
Net Sales............  $106,409    $113,904    $130,756    $128,454     $144,473     $149,024    $138,570    $155,314
Cost of Sales........   101,213     108,925     125,351     122,394      138,457      142,645     131,754     147,240
Gross Profit.........     5,196       4,979       5,405       6,060        6,016        6,379       6,816       8,074
Operating Expenses...     4,170       4,192       4,390       4,664        4,769        5,010       4,892       5,442
Income from
  Operations.........     1,026         787       1,015       1,396        1,247        1,369       1,924       2,632
Net Income...........       113          55         194         378          363          509         712       1,062

                                                             THREE MONTHS ENDED
                       ----------------------------------------------------------------------------------------------
                                       FISCAL 1997                                             FISCAL 1998
                       --------------------------------------------                  --------------------------------
                       6/30/96     9/30/96     12/31/96    3/28/97     6/30/97(1)    9/30/97     12/31/97    3/31/98
                       --------    --------    --------    --------    ----------    --------    --------    --------
                                                       (AS A PERCENTAGE OF NET SALES)
Net Sales............    100.00%     100.00%     100.00%     100.00%      100.00%      100.00%     100.00%    100.00%
Cost of Sales........     95.12       95.63       95.87       95.28        95.84        95.72       95.08       94.80
Gross Profit.........      4.88        4.37        4.13        4.72         4.16         4.28        4.92        5.20
Operating Expenses...      3.92        3.68        3.36        3.63         3.30         3.36        3.53        3.50
Income from
  Operations.........      0.96        0.69        0.78        1.09         0.86         0.92        1.39        1.69
Net Income...........      0.11        0.05        0.15        0.29         0.25         0.34        0.51        0.68

---------------
(1) In June 1997, the Company changed from a fiscal year ending on the Friday closest to March 31 in each year to a fiscal year ending June 30 of each year. The Company began its first full fiscal year on the new basis on July 1, 1997. As a result, the three months ended June 30, 1997 do not fall within fiscal 1997 or fiscal 1998 and are presented on a stand-alone basis.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE NINE MONTHS ENDED MARCH 28,
1997

     Net Sales. Net sales increased $69.8 million, or 18.7%, for the nine months ended March 31, 1998, compared to the corresponding period of the prior year. Sales to health care institutions increased $30.5 million, or 29.7%, compared to the same period in fiscal 1997, due to increased sales to a prescription benefit management customer added as a customer in August 1996 and higher sales to new and existing hospital, clinic and nursing home accounts. Independent pharmacy sales increased by $51.5 million, or 30.3%, compared to the same period in fiscal 1997, from higher sales to new and existing retail accounts, including $38.6 million to an association of retail pharmacies added as a customer in May 1997 and $4.9 million to independent pharmacies which became customers of the Company as a result of the Company's acquisition of a drug wholesaler in October 1997. Partially offsetting these sales increases was a net decrease in retail chain sales of $12.8 million, or 14.1%, compared to the same period in fiscal 1997 primarily due to the termination of the Company's relationship with a large regional retail chain customer on September 30, 1997 (a decrease of approximately $45.9 million) partially offset by increased sales to other existing and new retail chain customers of approximately $33.1 million. Excluding sales made to the former large regional retail chain customer from the nine-month period in the prior year, net sales would have increased 38.3% for the nine months ended March 31, 1998. In addition, during the current nine-month period the Company had $25.2 million of "dock-to-dock" sales, which are not included in net sales due to the Company's accounting policy of recording only the commission on such transactions as a reduction of cost of goods sold. There were no dock-to-dock sales during the nine months ended March 28, 1997. Dock-to-dock sales represent bulk sales of pharmaceuticals to self-warehousing retail chains in which the Company acts only as an intermediary in the order and subsequent delivery of products to the customers' warehouses. The commission on dock-to-dock sales is typically lower than the gross profit realized on sales of products from inventory.

     Gross Profit. Gross profit increased 29.3% to $21.3 million for the nine-month period ended March 31, 1998, compared to the corresponding period of the prior year. As a percentage of net sales, gross margin increased from 4.41% to 4.80% for the nine-month period ended March 31, 1998, compared to the corresponding period of the prior year. The increase in gross margin percentage was due mainly to a shift in customer mix to higher margin business, higher sales of more profitable generic pharmaceutical products and bulk sales of inventory acquired through advantageous purchasing.

     Operating Expenses. Operating expenses increased $2.1 million, or 15.8%, to $15.3 million for the nine-month period ended March 31, 1998, compared to the corresponding period of the prior year. As a percentage of net sales, operating expenses decreased from 3.55% to 3.46% for the nine-month period ended March 31, 1998 compared to the corresponding period of the prior year. The increase in operating expenses for the nine-month period ended March 31, 1998 resulted primarily from incremental warehouse and distribution costs associated with increased sales activity, higher personnel and occupancy costs related to additional managerial positions in several major functional areas of the Company, and legal fees associated with the conclusion at September 30, 1997, of the Company's relationship with its previously largest customer.

     Net Interest Expense. Net interest expense decreased $154,000 or 6.0% for the nine-month period ended March 31, 1998, compared to the corresponding period of the prior year. As a percentage of net sales, net interest expense decreased from 0.69% to 0.54% for the nine-month period ended March 31, 1998, compared to the corresponding period of the prior year. The decrease in net interest expense was primarily the result of amendments to the terms of the Company's senior debt agreement, which reduced the interest rate on its line of credit from LIBOR plus 2.5% to LIBOR plus 1.5%. In addition, the collection of approximately $9.5 million of accounts receivable on September 30, 1997 from the Company's then largest customer, with which the Company's relationship was mutually terminated in September 1997, reduced the Company's working capital requirements and its borrowings. Also, on April 24, 1998, the interest rate on its senior revolving credit facility was reduced by 0.25% to LIBOR plus 1.25%.

     Other Income, Net. Other income, net decreased from $418,000 to $359,000 for the nine-month period ended March 31, 1998, compared to the corresponding period of the prior year. The decrease in other income, net was primarily due to lower recorded earnings from the Company's equity interest in the net income of PBI during the nine-month period ended March 31, 1998, which totaled $281,000 for the period compared to $410,000 for the same period in 1997.

     The Company's effective income tax rate of 41.0%, which was applied to pretax income in the nine-month period ended March 31, 1998, is the estimated effective tax rate for fiscal 1998. This rate is greater than the federal income tax rate of 34% primarily because of the amortization of intangible assets that are not deductible for federal and state income tax purposes, partially offset by the Company's equity in the net income of PBI, a portion of which is excludable from taxable income, and the effect of state income taxes.

     The excess of LIFO costs over FIFO costs were $909,000 and $1,048,000, respectively, for the nine-month periods ended March 31, 1998 and March 28, 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales increased $54.2 million, or 12.7%, to $479.5 million in fiscal 1997 compared to fiscal 1996. Sales to healthcare institutions increased $41.0 million, or 49.1%, primarily due to the addition of a prescription benefit management customer in August 1996. Retail chain sales decreased $3.1 million, or 2.3% primarily due to a reduction of $13.7 million in sales to a group of regional pharmacies which discontinued using the Company as its primary supplier effective June 30, 1995, offset by a $10.6 million increase in sales to several retail chains, including $6.0 million to a large regional retail chain. The remaining increase in sales of $16.3 million in 1997 was due to the growth in sales to independent pharmacies.

     Gross Profit. Gross profit as a percentage of net sales declined from 4.77% in fiscal 1996 to 4.51% in fiscal 1997. The decrease in gross margin in fiscal 1997 reflected the impact of sales to the new prescription benefit management customer which yielded relatively low selling margins but generated favorable working capital benefits by reducing the Company's overall borrowing costs. In addition, a significant reduction in sales to certain retail chain customers which carried more favorable selling margins, combined with increased sales to other retail chain customers which carried lower selling margins, contributed to the decline in the gross margin in fiscal 1997. Despite the reduction in gross margin during fiscal 1997, gross margin dollars increased $1.4 million, or 6.7%, due to overall increased sales levels compared to the prior year. The Company believes that the declining gross margin is consistent with the experience of its industry as a whole.

     Operating Expenses. As a percentage of net sales, total operating expenses declined from 4.31% in fiscal 1996 to 3.63% in fiscal 1997. The decrease in total operating expenses as a percentage of sales was attributable primarily to $1.3 million of nonrecurring expenses incurred in fiscal 1996 in connection with the Company's consolidation of its Minnesota facilities. The Company acquired these facilities when it acquired Northern Drug Company ("Northern") and Krelitz Industries, Inc. ("Krelitz") in fiscal 1995. The Company consolidated its Northern and Krelitz operations to eliminate redundant fixed overhead expenses. The improvement in total operating expenses as a percentage of net sales in fiscal 1997 also reflected enhanced operating efficiencies in the warehouse and delivery areas which were realized principally on sales to the Company's large prescription benefit management customer. In addition, the implementation of various cost management measures contributed to the decline in operating expenses during fiscal 1997. Total operating expenses for fiscal 1997 reflected additional selling, administrative, information services and warehouse costs associated with supporting increased sales levels. In fiscal 1997, the Company made significant investments in personnel, computer hardware and software and warehouse systems which management believes positioned it to realize continued improvements in its operating expense ratio in future periods. Depreciation and amortization decreased from $1.8 million in fiscal 1996 to $1.5 million in fiscal 1997 due to certain adjustments made in fiscal 1996 to the recorded Northern and Krelitz goodwill balances coupled with the discontinuance of depreciation on the Northern property which had been held for sale since the 1996 consolidation of the Company's Minnesota facilities.

     Net Interest Expense. As a percentage of net sales, net interest expense decreased from 0.90% in fiscal 1996 to 0.78% in fiscal 1997. This decrease was reflective of improved utilization of working capital in financing the Company's increased sales levels and the reduction of relatively high interest term debt, somewhat offset by the incremental interest cost associated with the Company's November 1995 investment in PBI and the addition of an equipment loan in fiscal 1997. In addition, the weighted average of the Company's LIBOR and prime borrowing rates were lower compared to the prior year due to reduced interest rates which commenced during the last quarter of fiscal 1996 and continued into fiscal 1997.

     Other Income, Net. Other income, net increased $250,000 in fiscal 1997 compared with fiscal 1996 primarily due to $410,000 of income in fiscal 1997 from the Company's investment in PBI compared with $88,000 in the prior year. These amounts are net of amortization expense of $276,000 and $92,000, respectively, for fiscal 1997 and fiscal 1996 associated with goodwill incurred in conjunction with the Company's investment in PBI. In addition, the Company recorded a $287,000 charge in fiscal 1996 to fully reserve for its investment in a wholesale alliance, after the Company determined that the probability of fully recovering its investment in the alliance was remote.

     The effective tax rates (tax benefit in fiscal 1996) of 42.2% in fiscal 1997, and (26.0%) in fiscal 1996 differed from the statutory blended federal and state effective rates primarily due to the impact of the amortization of intangible assets that were not deductible for income tax purposes, partially offset by the Company's equity in the net income of PBI, a portion of which was excludable from taxable income.

     The effect of price inflation, as measured by the excess of LIFO costs over FIFO costs, was $1.2 million in fiscal 1997 and $663,000 in fiscal 1996. The increase in the LIFO provision was due to increased sales levels and to comparatively higher product price inflation.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales increased $105.4 million, or 32.9%, to $425.3 million in fiscal 1996 compared to fiscal 1995. The acquisition of Northern and Krelitz accounted for $100.6 million, or 95.4%, of the increase in sales for fiscal 1996. During fiscal 1996, the Company's operations, other than Northern and Krelitz, experienced an increase in net sales of $4.8 million. A $31.3 million decrease in sales was experienced primarily due to the decision of a group of regional franchise pharmacies not to renew the Company's status as the group's primary supplier effective as of June 30, 1995. Sales to a large regional retail chain increased $19.7 million, or 28.3%, to $89.1 million in fiscal 1996 compared with fiscal 1995. The increase was due to expanded sales and the inclusion of twelve months of sales in fiscal 1996 compared with ten months in fiscal 1995. Sales to healthcare institutions increased $8.5 million, or 39.7%, to $29.9 million in fiscal 1996 compared with the prior year. The addition of new hospitals and expanded sales to existing hospital customers accounted for the increase. The remaining increase in sales of $8.7 million was due primarily to greater sales volume with independent pharmacies and retail chains.

     Gross Profit. Gross profit as a percentage of net sales declined from 5.03% in fiscal 1995 to 4.77% in fiscal 1996. The decrease in gross profit in fiscal 1996 reflected the significant decrease in sales to a group of retail chain customers, which carried more favorable selling margins, combined with the significant increase in sales to retail chains and healthcare institutions which generated lower selling margins. The Company believes that the declining gross margin is consistent with the experience of its industry as a whole.

     Operating Expenses. As a percentage of net sales, operating expenses increased from 3.64% in fiscal 1995 to 4.31% in fiscal 1996. The increase in operating expense for fiscal 1996 was attributable primarily to the acquisitions of Northern and Krelitz. Although the Company experienced an increase in sales due to the acquisitions, operating expenses were proportionately higher due to the duplication of certain overhead expenses. Effective October 1995, the Company consolidated the operations of Northern and Krelitz in Minneapolis, Minnesota. As a result of such acquisitions and consolidation, the Company incurred additional nonrecurring expenses of approximately $1.3 million. Excluding sales and expenses from the acquisitions of Northern and Krelitz, operating expenses as a percentage of net sales would have been 3.1% for fiscal 1996. Depreciation and amortization increased from $1.1 million in fiscal 1995 to $1.8 million in fiscal 1996. The increase reflects additional depreciation expense associated with the investment in property and equipment and incremental goodwill amortization from the Northern and Krelitz acquisitions.

     Net Interest Expense. As a percentage of net sales, net interest expense increased from 0.73% in fiscal 1995 to 0.90% in fiscal 1996. The increase in net interest expense in fiscal 1996 was the result of higher average borrowings during the year to finance the increased sales, initial investment and working capital associated with the acquisitions of Northern and Krelitz and the investment in PBI coupled with a higher weighted average interest rate as compared with fiscal 1995.

     Other Income, Net. Other income, net increased $113,000 in fiscal 1996 compared to fiscal 1995, which was attributable to $88,000 of income from the Company's 50% ownership of PBI.

     The effective tax rates (tax benefit in fiscal 1996) of (26.0%) in fiscal 1996 and 43.1% in fiscal 1995 differed from the statutory blended federal and state effective rates primarily due to the impact of the amortization of intangible assets that were not deductible for income tax purposes, partially offset by the Company's equity in the net income of PBI, a portion of which was excludable from taxable income.

     The effect of price inflation, as measured by the excess of LIFO costs over FIFO costs, was $663,000 in fiscal 1996 and $446,000 in fiscal 1995. The increase in the LIFO provision was due to increased sales levels and to comparatively higher product price inflation.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital requirements generally are met through a combination of internally generated funds, borrowings from the revolving line of credit and trade credit from its suppliers. The following ratios are utilized by the Company as key indicators of the Company's liquidity and working capital management:

                                         MARCH 29, 1996    MARCH 28, 1997    MARCH 31, 1998
                                         --------------    --------------    --------------
                                                                              (UNAUDITED)
Working capital (000's)..............        $25,224           $24,270           $42,190
Current ratio........................      1.58 to 1         1.48 to 1         1.57 to 1

     The $17.9 million increase in working capital at March 31, 1998 was due primarily to an increase in inventories of $26.7 million and an increase in accounts receivable of $14.5 million, offset by an increase in accounts payable of $23.8 million. The increase in inventories was due to the increased level of business and the expansion of inventory investment buying opportunities at favorable prices during the current fiscal period. The increase in accounts receivable was primarily due to an increase in net sales. The increase in accounts payable reflects the timing of cash disbursements and higher inventory levels.

     The decrease in working capital in fiscal 1997 was due primarily to decreases in accounts receivable and prepaid expenses and other current assets coupled with increases in accounts payable, current maturities of long-term debt and accrued expenses, offset by increases in the Company's cash and inventories.

     The Company invested $726,000 in capital assets in the nine month period ended March 31, 1998, $2.2 million in fiscal 1997, and $963,000 in fiscal 1996. The fiscal 1997 investment included approximately $1.3 million of warehouse and computer equipment and leasehold and site improvements at the Company's 66,000 square-foot warehouse facility located in Cape Girardeau, Missouri. The Company believes that continued investment in capital assets is necessary to achieve its goal of improving operating efficiency and information services capabilities, thereby improving its productivity and ratio of operating expenses to net sales.

     During the three month period ended June 30, 1997, the Company sold an idle distribution facility with a carrying value of $0.7 million for net cash proceeds of $0.9 million. The gain on the sale is included in other income, net in the consolidated statements of operations for the three months ended June 30, 1997.

     In December 1996, the Company obtained a $1.5 million equipment loan from a bank through the Missouri First Link program ("Missouri First") to finance certain capital expenditures at its leased Cape Girardeau, Missouri facility. During the first year of the four-year agreement, the Missouri First loan required monthly interest payments. In December 1997, the Company made a $182,500 principal payment to Missouri First and in December 1998 is required to make a $437,500 principal payment. Thereafter, the loan requires monthly principal payments of $36,458 plus interest until the remaining principal ($875,000) is required to be repaid in December 2000. The Missouri First loan bears interest at 6.45% per annum.

     In November 1997, the Company's revolving line of credit was amended to increase maximum borrowings from $60 million to $75 million. At March 31, 1998 and June 30, 1997 the unused portion of the line of credit was $22.2 million and $19.3 million, respectively. Interest on borrowings under the line of credit were reduced in April 1998 to daily LIBOR plus 1.25%.

     The Company has initiated the placement of a $45.0 million receivables purchase facility under an asset securitization structure (the "Securitization") with its primary lender. Once finalized, the Securitization will have an initial term of three years, with annual renewal options, and bear interest at the 30-Day LIBOR rate (5.6875% at June 30, 1998) plus program and liquidity fees of 0.71% paid monthly. The Company is required to pay a structuring fee of $225,000, which will be amortized over the initial term of the arrangement. Under the Securitization, the Company's accounts receivable will be sold on a non-recourse basis to a bankruptcy-remote subsidiary of the Company as security for commercial paper issued by an affiliate of the lender. Based upon the structure of the arrangement, the subsidiary's assets and liabilities, consisting of accounts receivable and long-term debt, will not be consolidated with those of the Company. Also, in conjunction with the Securitization, the term of the Company's revolving line of credit will be extended to July 2001. The Securitization is expected to be funded in the first quarter of fiscal 1999. The Company believes that funds available under the line of credit and the Securitization facility, together with internally generated funds, will be sufficient to meet its capital requirements for the foreseeable future.

YEAR 2000

     The Company is dependent upon its software programs and operating systems for internal operations (e.g., inventory and warehouse management) and for processing product orders with its customers and suppliers. The Company has made a preliminary determination that it will not incur any significant costs to make the Company's software programs and operating systems Year 2000 compliant and is making inquiries regarding the magnitude of any Year 2000 problems that may be resident in the software programs and operating systems of its customers and suppliers, or the impact that any such problems could have on the sales made and services provided by the Company to such customers or suppliers. The occurrence of Year 2000-related failures in the software programs and operating systems of any of the Company's significant customers or suppliers could have a material adverse effect on the Company's business, results of operations or financial condition.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board recently issued SFAS No. 130 "Reporting Comprehensive Income," which requires that an enterprise report, by major component and as a single total, the change in its net assets during the period from nonowner sources; SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers; SFAS No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits and expands disclosures on changes in benefit obligations and fair values of plan assets; and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives be recognized as either assets or liabilities in the statement of financial position at fair value. The Company is required to adopt the provisions of SFAS 130, 131 and 132 in fiscal 1999 and SFAS 133 in fiscal 2000. Adoption of these statements is not expected to impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.

                                    BUSINESS

OVERVIEW

     The Company is a leading regional wholesale distributor of pharmaceutical and related healthcare and beauty aid products to more than 700 retail and institutional customers in 20 states primarily in the Midwest and South. The Company also offers a variety of value-added services to its customers, particularly in the area of cost containment and inventory management. The Company had net sales of $442.9 million for the nine months ended March 31, 1998, of which 50.1% were to independent pharmacies, 19.8% were to retail chains, including national pharmacy chains and the pharmacy departments of supermarkets and mass merchandisers, and 30.1% were to healthcare institutions, including hospitals, alternate site care facilities, pharmacy benefit management companies and managed care organizations. The Company operates three state-of-the-art distribution facilities in Cape Girardeau, Missouri, Lexington, Kentucky and Minneapolis, Minnesota.

     Since its formation in 1987, the Company has expanded the scope and breadth of its business by consistently providing the highest levels of service to its customers and suppliers. The Company achieves such high levels of service by (i) providing its customers with a full continuum of products, value-added services and support, which enable its customers to compete more effectively; (ii) focusing on flexibility, which allows the Company to respond quickly to change and to customize systems to meet its customers' and suppliers' requirements;
(iii) strategically locating the Company's distribution centers and satellite transfer depots throughout the Midwest and the South, which enables the Company to ship products to and service its customers promptly and efficiently; and (iv) attracting and motivating experienced and entrepreneurial management personnel, who continually seek to improve and expand the Company's business.

     In 1996, senior management of the Company initiated a plan to reposition the Company and significantly improve operating performance. This plan included:
(i) identifying and focusing the Company's efforts on high-growth niche markets;
(ii) centralizing certain management functions, including purchasing, marketing and information systems at its corporate offices, while decentralizing executive, sales and operating functions at each of its independently managed profit centers, including its three regional distribution centers; (iii) enhancing the depth and breadth of the Company's management team; (iv) creating new management and employee incentive plans; (v) upgrading the Company's facilities; and (vi) enhancing the Company's corporate image. Since implementing these strategic initiatives, net sales and net income have grown in each of the last eight fiscal quarters as compared to the same periods in the prior years.

     The Company believes that its regional-market focus and high level of customer service provide it with competitive advantages and position it to benefit from trends impacting the industry. Management believes that the increasing size of the wholesale pharmaceutical industry's larger participants hampers the ability of these companies to deliver specialized services to all their customers. The Company has successfully differentiated itself from its national competitors through its ability to provide flexible and customized services to its targeted customer segments. In addition, healthcare providers' need for value-added services which help contain costs and effectively manage inventory has given the Company the opportunity to capitalize on its cost competitiveness and advanced systems. The location and quality of the Company's distribution facilities and satellite transfer depots throughout the Midwest and South allow the Company to service its customers' and suppliers' needs promptly and efficiently. The Company has capitalized on the increased demand for alternate care providers through its fiscal 1996 investment in PBI. PBI is one of the nation's leading alternate site group purchasing organizations, and the Company's investment in PBI provides it with access to a higher margin business segment and insight into alternate site distribution.

     The wholesale pharmaceutical distribution industry has experienced rapid sales growth over the past twelve years, increasing from approximately $14.0 billion in sales in 1985 to more than $73.0 billion in 1997. In addition, the percentage of pharmaceutical sales made through wholesale distributors rather than directly by manufacturers increased to approximately 83% in 1997, from 58% in 1985. The Company believes that there are several major trends currently affecting the industry, including: (i) continued consolidation of national and regional wholesale drug distribution companies; (ii) an increasing emphasis on value-added services that lower healthcare providers' administrative and other costs associated with medical supply management; (iii) the growing importance of an efficient distribution model as customers become more cost-conscious; and (iv) a shift in the delivery of healthcare services from acute care settings to alternate sites, including physician offices and extended care facilities.

GROWTH AND OPERATING STRATEGY

     The Company's objective is to become the market leader among regional drug wholesalers in the geographic areas in which it operates by being the preferred business partner of both its customers and suppliers. Management has identified opportunities that it believes will enable the Company to continue to increase sales, earnings and market share. The Company's strategies include the following initiatives:

          Leverage Its Decentralized Structure. Unlike its more centralized competitors, the Company is structured as an organization of locally managed profit centers. The Company's decentralized sales and distribution network, combined with its centralized procurement and corporate support staff structure, enable the Company to provide high levels of specialized customer service while minimizing administrative expenses and maximizing volume discounts for product purchases. Each of the Company's profit centers has an executive, sales and operations staff, with incentive compensation determined by its operating results. Each profit center utilizes the Company's corporate staff for procurement, marketing, financial, legal and executive management resources and corporate coordination of assets and working capital management.

          Increase Penetration of Existing Markets. The Company has successfully increased its sales to existing customers and added new customers in its existing markets by continually focusing on flexibility, innovation and service. The Company believes that it attracts and retains customers as a result of its ability to provide a significantly higher level of service to its customers than many larger, national wholesale pharmaceutical distributors. Over the past 24 months, the Company has added significant new customers in each of the market segments it serves, including Schnucks Markets, Inc., Anthem Prescription Management, Inc., and the TPPA. Although the Company historically derived a substantial portion of its net sales (e.g., approximately 78% in fiscal 1992) from independent pharmacies, in the first nine months of fiscal 1998, the Company derived approximately 50.1% of its net sales from independent pharmacies, approximately 19.8% from retail chains and approximately 30.1% from healthcare institutions. By achieving a more balanced mix of sales among these three market segments, the Company: (i) generates efficiencies by replicating its customer sales and service model; (ii) creates attractive opportunities for the Company's suppliers which seek to sell a complete range of retail, acute care, home care and other products to each of their wholesalers; and (iii) attracts a greater proportion of higher volume customers which provide significant opportunities for growth.

          Expand Into New Markets. The Company has expanded and intends to continue to expand its business into new geographic markets by taking advantage of opportunities created by shifting populations, changing demographics and new customer and acquisition prospects. For example, in fiscal 1997 the Company commenced operations in the eastern half of Tennessee when the TPPA, an association of retail pharmacies, presented a new and favorable expansion opportunity. In fiscal 1998, the members of the TPPA collectively represented 10.8% of the Company's net sales. The Company also plans to continue to pursue selective acquisitions of businesses that enable the Company to: (i) enhance and improve the level of service it provides to its customers and suppliers; and (ii) offer complementary products and solutions to its customers, making the Company a primary vendor for its core business lines and related services and solutions. The Company's investment in PBI provides it with insight into the operations of alternative site providers and its fiscal 1998 acquisition of Associated Pharmacies, Inc., a wholesale distributor of pharmaceutical products, expanded the Company's geographic presence in Arkansas.

          Provide High Levels of Customer Service. The Company believes that its customer service focus provides a significant competitive advantage, especially with customers who do not receive personalized service from national wholesale distributors. The Company's experienced local sales force makes regular personal visits to current and prospective customers and is supported by a knowledgeable in-house customer service staff. The Company's state-of-the-art distribution facilities enable the Company to meet its customers' requirements for accurate next-day delivery. The Company believes that its commitment to customer service has enabled it to become the primary supplier to most of its customers, resulting in significant net sales growth.

          Improve Customer Performance Through Value-Added Services. The Company offers a wide range of services designed to reduce its customers' costs, enhance their operating efficiencies and assist them in competing effectively. RESOURCE is the Company's software system that allows customers to place orders electronically, providing them with a strong link to the Company and simultaneously reducing their selling and communication costs. The Company also offers its customers PARTNERS, an automatic replenishment inventory management program. PARTNERS gives the customer the opportunity to both improve its margins and significantly reduce its working capital needs through effective inventory management. SCRIPTMASTER is the Company's pharmacy management system, which includes computerized order entry, point-of-sale capabilities, inventory control and pharmacy disbursement. This service provides cost savings and enhanced efficiencies to pharmacy customers as well as valuable information on prescription history for manufacturers. The Company also maintains and provides the "Med Plus" family of promotional and advertising support programs with which it plans and coordinates cooperative advertising programs for participating independent pharmacies and provides various promotional products. These programs give participating customers access to a suite of advertising and promotional support programs that may not have been available otherwise.

          Maintain Competitive Advantage of Low Cost Structure. The Company believes it has one of the lowest operating expense to net sales ratio in the industry. The Company's operating expense to net sales ratio has declined from 3.97% in 1994 to 3.20% for the first nine months of fiscal 1998. The improved efficiency can be attributed to significant investments in inventory management systems, computer hardware and software, delivery systems and warehouse systems. The Company believes there are opportunities for additional efficiency improvements in the future.

INDUSTRY OVERVIEW

     Wholesale distributors serve three major market segments: independent pharmacies (approximately 34.4% of the market), retail chains (approximately 25.7% of the market) and healthcare institutions (approximately 36.4% of the market). These customers benefit from the services of wholesale distributors who provide access to a single source for pharmaceutical and healthcare products from hundreds of different manufacturers. In addition, wholesale distributors lower customer inventory costs, provide efficient and timely product delivery and provide valuable inventory and purchasing information. Customers also benefit from value-added programs developed by wholesale distributors to reduce costs and to increase operating efficiencies for the customer, including packaging, stockless inventory and pharmacy computer systems. Industry analysts estimate wholesale distributors save the healthcare delivery system an estimated $17.0 billion per year compared to purchasing directly from manufacturers.

     Wholesale drug distributors are the most important distribution channel for pharmaceutical manufacturers, accounting for approximately 83.0% of the $83.4 billion of prescription drug sales to retailers and institutions for the twelve months ended June 1997. Wholesale pharmaceutical distribution industry sales increased from $2.4 billion in 1970 to more than $73.0 billion in 1997. The principal factors contributing to this growth are: (i) the aging of the population; (ii) the introduction of new pharmaceuticals; (iii) increased emphasis on effective drug therapies as a part of cost containment efforts of healthcare providers; (iv) increased utilization by pharmaceutical manufacturers of wholesale distributors; and (v) rising pharmaceutical costs.

          Aging of Population. The number of individuals over 65 in the United States has grown 66.7% from 20.0 million in 1970 to 33.5 million in 1995 and is projected to grow to 39.4 million individuals by the year 2010.

          Introduction of New Pharmaceuticals. The introduction of new pharmaceutical compounds has led to consistent growth in their utilization and corresponding increases in the sales volumes handled by wholesale distributors. As new pharmaceutical compounds are approved by the United States Food and Drug Administration ("FDA") and introduced into the market, this trend is expected to continue.

          Cost Containment Efforts. In response to rising healthcare costs, governmental and private payers have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate healthcare costs, the Company believes that drug therapy has had a beneficial impact on overall healthcare costs by reducing expensive surgeries and prolonged hospital stays. Pharmaceuticals currently account for approximately 8.0% of overall healthcare costs, and manufacturers' emphasis on research and development is expected to result in the continued introduction of cost effective drug therapies.

          Increased Utilization of Wholesale Distributors. Over the past decade, manufacturers of pharmaceuticals have significantly increased the distribution of their products through wholesalers as the cost and complexity of maintaining inventories and arranging for delivery of pharmaceutical products has risen. Drug wholesalers are generally able to offer their customers and suppliers more efficient distribution and inventory management than pharmaceutical manufacturers. As a result, from 1980 to 1997, the percentage of total pharmaceutical sales through wholesale distributors increased from approximately 57.0% to approximately 83.0%.

          Rising Pharmaceutical Costs. The Company believes that price increases for branded pharmaceutical products by pharmaceutical manufacturers will continue to equal or exceed the overall Consumer Price Index. The Company believes that this increase will be due in large part to relatively inelastic demand in the face of higher prices charged for patented drugs as manufacturers attempt to recoup costs associated with the development, clinical testing and FDA approval of new products. From 1990 to 1997, the average retail price of a prescription increased from $22.06 to $32.12.

PRODUCTS, SERVICES AND VALUE ADDED MARKETING SYSTEMS

     The Company's product line consists of more than 25,000 SKUs, including branded pharmaceuticals, multi-source generics, private label products, repackaged pharmaceutical products and over-the-counter health and beauty aids.
The Company sells branded pharmaceuticals (approximately   % of net sales in
fiscal 1998), generic pharmaceuticals (approximately   % of net sales in fiscal
1998) and over-the-counter health and beauty aids (approximately   % of net
sales in fiscal 1998).

     The Company strives to offer services which enhance the operating efficiencies of its customers and assist them in competing effectively. Principal elements in the Company's service offerings to its customers include:
(i) RESOURCE, a proprietary PC based order entry/order confirmation system that completely automates all order creation, transmission and confirmation operations; (ii) PARTNERS, a fully automated and customizable replenishment software system which helps pharmacies more efficiently coordinate product supply and demand; (iii) FOCUS, a contract management and reporting software system designed for group purchasing and managed care organizations which automates functions relating to corporate and group contracts; and (iv) SCRIPTMASTER, a total pharmacy management software system that provides prescription management functions, drug and allergy checks, instantaneous connections to hundreds of third party insurance plans, "just in time" inventory management, automated accounts receivable, quick pay program monitoring and central office functions.

     The Company offers a broad range of merchandising and marketing services to its independent pharmacy customers under its "Med Plus" program. Under this program, the Company plans and coordinates cooperative advertising programs and provides for the availability of various promotional products. The Company also offers new product introduction programs, point-of-sale materials, calendars, blood pressure testing units, trial size programs, automatic new product distribution, rack jobbing, store fixturing and retail employee training programs. Other services offered to independent pharmacies under Med Plus include: retail merchandising, inventory management systems, electronic order entry, planogramming, shelf labels and price stickers, private label products, monthly feature promotions, home healthcare marketing programs, store layout assistance, business management reports, pharmacy computer systems and monthly catalogs.

CUSTOMERS AND MARKETS

     The Company's diverse customer base is comprised of over 700 independent pharmacies, retail chains and healthcare institutions. Independent pharmacies generally are small, community-based pharmacies, which the Company believes benefit the most from the Company's sales and value added services. Retail chains, which the Company believes is the fastest growing segment of the market, include national pharmacy chains and the pharmacy departments of supermarkets and mass merchandisers. Healthcare institutions, which currently comprise the largest segment of the market, consist of hospitals, nursing homes, clinics and other alternate site care facilities, home health agencies, HMOs and pharmacy benefit management companies.

     The Company believes that diversifying its sales across the various market segments enables the Company to capture greater market share in the geographic areas it serves and better serve the faster growing segments of the healthcare markets. The following table sets forth the Company's sales mix by customer segment:

                                                                       NET SALES
                                ----------------------------------------------------------------------------------------
                                                       FISCAL YEARS ENDED
                                -----------------------------------------------------------------     NINE MONTHS ENDED
                                  MARCH 31, 1995         MARCH 29, 1996         MARCH 28, 1997         MARCH 31, 1998
                                -------------------    -------------------    -------------------    -------------------
                                 AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT
                                --------    -------    --------    -------    --------    -------    --------    -------
                                                                     (IN THOUSANDS)
Independent Pharmacies......    $152,488      47.6%    $207,423      48.8%    $223,708      46.6%    $221,956      50.1%
Retail Chains...............     129,153      40.4      134,427      31.6      131,343      27.4       87,651      19.8
Healthcare Institutions.....      38,317      12.0       83,483      19.6      124,473      26.0      133,301      30.2
                                --------     -----     --------     -----     --------     -----     --------     -----
    Total...................    $319,958     100.0%    $425,333     100.0%    $479,524     100.0%    $442,908     100.0%
                                ========     =====     ========     =====     ========     =====     ========     =====

     The Company's senior management is actively involved in identifying and developing opportunities to expand the Company's business with customers in each of these market segments, including the preparation of proposals which highlight customer benefits of the Company's cost-competitiveness, advanced systems and value-added services. During fiscal 1997 and fiscal 1998, the Company's 10 largest customers accounted for approximately 47.2% and 37.1%, respectively, of the Company's revenues. The Company's largest customer during fiscal 1997 (with which the Company's relationship was mutually terminated in September 1997) accounted for approximately 20.0% of the Company's revenues during fiscal 1997 and Anthem, its largest customer during fiscal 1998, accounted for approximately 13.1% of the Company's revenues during that period.

SALES AND MARKETING

     The Company employs sales representatives and customer service representatives at each of its three distribution centers. In addition to base salary, the Company's sales personnel receive incentive compensation based upon increases in the Company's market share and market penetration of the Company. The corporate vice president of sales and business development works closely with each business unit to develop sales goals. The Company's sales program includes regular training to improve customer service and to provide its sales and customer service representatives with the skills and resources necessary to increase business with existing customers and establish new customer relationships. The Company also maintains a telephone service department staffed with trained personnel which work with customers to answer questions and solve problems.

     The Company's marketing efforts are focused on developing new primary relationships with its customers. The Company emphasizes frequent personal interaction of its sales force with customers so that the customer comes to rely on the Company's dependability, responsiveness, accuracy of order filling and breadth of product line. Retail customers also rely on the Company's sales force for consulting services on advertising, merchandising, stocking and inventory management.

     The Company believes that its customer service department is a key element in its marketing program and differentiates it from its national competitors. The decentralized customer service staff emphasizes rapid response to customer inquiries and efficient order placement.

OPERATIONS

     The Company is structured as an organization of locally managed profit centers. Each of the Company's profit centers has an executive, sales and operations staff with management compensation at each profit center determined by its operating results. The profit centers utilize the Company's corporate staff for procurement, marketing, financial, legal and executive management resources and corporate coordination of assets and working capital management. The Company's decentralized sales and distribution network, combined with its centralized procurement and corporate support staff structure, enable the Company to provide high levels of specialized, customer service while minimizing administrative expenses and maximizing volume discounts for product purchases.

     The Company's distribution centers maintain data processing systems and sophisticated materials handling equipment for receiving, storing and distributing large quantities and varieties of products. The Company continuously seeks to improve its warehouse automation technologies to maximize operational efficiencies on a cost-effective basis. In 1996, the Company developed state-of-the-art radio transmission and receiving procedures and barcoding and scanning technologies at one of its distribution centers which significantly improved accuracy, efficiency and productivity at that center. The Company subsequently exported this technology to its other distribution centers.

     The Company receives 100% of its orders electronically and, upon receipt of the customer's order at a distribution center, the Company's warehouse-management system produces a "picking document" containing product selection, loading and truck routing information. The system also provides customized price information (geared to each customer's local market) or individual package price stickers to accompany each shipment to facilitate the customer's pricing of the items. Virtually all items ordered from the Company's distribution centers are available and shipped by the Company within 24 hours after the orders are placed by customers. Orders are delivered to customers by the Company's fleet of trucks and vans or by contract carriers.

PURCHASING AND INVENTORY CONTROL

     The Company utilizes sophisticated inventory-control and purchasing software. The software perpetually tracks the Company's inventory, analyzes demand history and projects future demand. The Company's system is designed to enhance profit margins by eliminating the manual ordering process, allowing for automatic inventory replenishment and identifying inventory buying opportunities. The system also improves the Company's fill rate and enhances inventory management and control.

     The Company purchases products from approximately 1,000 manufacturers for the wholesale purchase of pharmaceuticals and other products. The Company initiates purchase orders with manufacturers through its information systems. During fiscal 1997 and fiscal 1998, the Company's ten largest suppliers accounted for approximately 45% and 70%, respectively, of the Company's purchases by dollar volume. Historically, the Company has not experienced difficulty in purchasing desired products from suppliers. The majority of contracts with suppliers are terminable by either party upon short notice and without penalty. The Company believes that its relationships with its suppliers are good.

MANAGEMENT INFORMATION SYSTEMS

     Each of the Company's distribution centers operates as a distinct business with full system functionality: order processing, inventory management, accounts receivable, accounts payable, general ledger, master file maintenance, external and internal reporting. Each distribution center houses an AS/400 system and several PCs. Another AS/400 resides in the Company's corporate office, along with several PCs and a Local Area Network (LAN). The four AS/400s are connected via data lines and information is transmitted between locations on a regular basis. LANs are being installed in the Company's remaining locations over the next fiscal year in order to facilitate file sharing and e-mail delivery. The Company's purchasing system resides on the corporate host computer.

COMPETITION

     The wholesale distribution of pharmaceuticals, health and beauty aids, and other healthcare products is highly competitive, with national and regional distributors competing primarily on the basis of service and price. Other competitive factors include delivery service, credit terms, breadth of product line, customer support and merchandising and marketing programs. The Company competes with large, national distributors such as McKesson Corporation, Bergen Brunswig Corporation, Cardinal Health, Inc., Bindley-Western Industries, Inc. and AmeriSource Health Corporation, as well as with local and regional wholesalers, manufacturers and generic pharmaceutical telemarketers and specialty distributors. The Company also competes with other wholesale distributors for purchases of products and financial support in the form of trade credit from manufacturers. Certain of the Company's competitors have significantly greater financial and marketing resources than the Company.

EMPLOYEES

     As of June 30, 1998, the Company employed 263 persons, 233 of whom were full-time employees. Approximately 21 of the Company's employees at the Company's Minneapolis, Minnesota distribution center are covered by a collective bargaining agreement with the Miscellaneous Drivers, Helpers and Warehousemen's Union, Local 638, which expires in March 2000. The Company believes that its employee relations are good.

FACILITIES

     The Company conducts its business from a total of eight office, warehouse and satellite depot facilities. The Company's primary operating facilities include:

                   LOCATION                                  DESCRIPTION                 SQUARE FOOTAGE
                   --------                                  -----------                 --------------
Cape Girardeau, Missouri(1)....................    Distribution and administration           66,000
Lexington, Kentucky(2).........................    Distribution and administration           37,500
Minneapolis, Minnesota(2)......................    Distribution and administration           63,000
St. Louis, Missouri(1).........................    Corporate offices                          7,100

---------------
(1) Leased

(2) Owned

     The Company also maintains warehouse and satellite depot facilities in Missouri, Tennessee, Kentucky and Florida in order to enable it to efficiently distribute product on a timely basis.

     The Company believes its facilities are adequate to support its present business plans.

REGULATORY MATTERS

     The Company, as a distributor of certain controlled substances and prescription pharmaceuticals, is required to register with and obtain licenses and permits from certain federal and state agencies and must comply with operating and security measures prescribed by those agencies. The Company is also subject to various regulations including the 1987 Prescription Drug Marketing Act, an amendment to the federal Food, Drug and Cosmetic Act, which regulates the purchase, storage, security and distribution of prescription pharmaceuticals. The Company's compliance with these regulations is monitored through periodic site inspections conducted by various governmental agencies. Failure to comply with these regulations could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that it is in substantial compliance with all applicable governmental regulations and has all material permits and licenses required to conduct its business.

LEGAL PROCEEDINGS

     No material legal proceedings are pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

                NAME                     AGE                            POSITION
                ----                     ---                            --------
J. Hord Armstrong, III(1)............    57     Chairman of the Board, Chief Executive Officer,
                                                Treasurer and Director
Martin D. Wilson(2)..................    37     President, Chief Operating Officer, Secretary and
                                                Director
Dennis A. White......................    48     Vice President and Chief Information Officer
Daniel E. Kreher.....................    33     Vice President, Finance and Administration
Edward W. McManus....................    50     Vice President, Sales and Business Development
Douglas E. Linton....................    50     Senior Vice President, Pharmaceutical and Specialty
                                                Services
Richard F. Ford(1)...................    62     Director
Robert E. Korenblat(3)...............    58     Director
Bryan H. Lawrence(3).................    55     Director
J. David McCay(2)....................    57     Director
Thomas F. Patton(1)..................    50     Director
Elliot H. Stein(2)...................    80     Director
James. M. Usdan(3)...................    48     Director

---------------
(1) Term expires in 1998.

(2) Term expires in 1999.

(3) Term expires in 2000.

     J. Hord Armstrong, III has served as the Chairman of the Board, Chief Executive Officer and Treasurer and as a director of the Company since December 1987. Prior to joining the Company, Mr. Armstrong served as Vice President and Chief Financial Officer of Arch Mineral Corporation, a coal mining and sales corporation, from 1981 to 1987 and as its Treasurer from 1978 to 1981. Mr. Armstrong serves as a Trustee of the St. Louis College of Pharmacy.

     Martin D. Wilson has served as President and Chief Operating Officer of the Company since January 1996, as Secretary since August 1993 and as a director since 1997. Mr. Wilson previously served as Executive Vice President, Finance and Administration of the Company from May 1995 to January 1996, as Vice President, Finance and Administration of the Company from April 1991 to May 1995 and as Controller of the Company from March 1988 to April 1991. Prior to joining the Company, Mr. Wilson, a certified public accountant, was associated with KPMG Peat Marwick, a public accounting firm.

     Dennis A. White has served as Vice President, Chief Information Officer of the Company since April 1996. From May 1988 to May 1996, Mr. White served as Director of Customer Information Services and in various other management positions with Bergen Brunswig Corporation, a national wholesale drug distributor.

     Daniel E. Kreher has served as Vice President, Finance and Administration of the Company since November 1996. From August 1987 to November 1996, Mr. Kreher, a certified public accountant, served as a senior manager and in various other positions with Price Waterhouse LLP, a public accounting firm.

     Edward W. McManus has served as Vice President, Sales and Business Development of the Company since May 1997. From March 1994 to April 1997, Mr. McManus served as Vice President Corporate Sales with Managed Healthcare Associates, a group purchasing organization specializing in long-term care. From

January 1982 to February 1994, Mr. McManus served in various sales management positions with Fujisawa, USA, a pharmaceuticals manufacturer.

     Douglas E. Linton has served as Senior Vice President, Pharmaceutical and Specialty Services of the Company since February 1998, and as Vice President, Specialty Division from September 1997 to February 1998. Prior thereto, Mr. Linton served as Vice President, Merchandising of Walker Drug Company from October 1995 to August 1997, and as Senior Vice President, Supplier Services for Cardinal Health, Inc. for more than the preceding 5 years.

     Richard F. Ford has served as a director of the Company since its founding in December 1987. Mr. Ford has been engaged in venture capital investing as a general partner of affiliates of Gateway Venture Partners II, L.P. in St. Louis, Missouri, since 1984. Mr. Ford also serves as a director of Stifel Financial Corporation, CompuCom Systems, Inc. and TALX Corporation. Pursuant to the stock purchase agreement under which Gateway Venture Partners II, L.P. ("Gateway") made its investment in the Company, the Company agreed to use its best efforts to cause the election to, and maintain the membership on, the Company's Board of Directors of a representative of Gateway. Mr. Ford currently represents Gateway on the Board of Directors of the Company.

     Robert E. Korenblat has served as a director of the Company since 1997 and is the President and Chief Executive Officer of PBI, a Colorado-based group purchasing organization in which the Company will, following the Offering made hereby, hold a 68% ownership interest. Mr. Korenblat additionally served as Vice President of PBI from 1989 to 1991. Mr. Korenblat was elected a director of the Company in connection with the Company's investment in PBI. See "Certain Transactions."

     Bryan H. Lawrence has served as a director of the Company since its founding in December 1987. Since September 1997, Mr. Lawrence has been a member of Yorktown Partners LLC, an investment fund. Prior thereto, he was a Managing Director of Dillon, Read & Co., Inc., an investment banking firm, for more than the preceding five years. Mr. Lawrence also serves as a director of Vintage Petroleum, Inc. and Transmontaigne Oil Company.

     J. David McCay has served as a director of the Company since 1997 and is the founder, director and Chairman of PBI. Since 1983, Mr. McCay has held various positions with PBI including serving as its President from 1983 to 1994, as its Chief Executive Officer from 1989 to 1994 and as its Chairman from 1994 to present. Mr. McCay was elected a director of the Company in connection with the Company's investment in PBI. See "Certain Transactions."

     Thomas F. Patton, Ph.D., has served as a director of the Company since 1997. Dr. Patton is President of the St. Louis College of Pharmacy and has served in that capacity since June 1994. From April 1993 until January 1994 and from January 1994 until May 1994, Dr. Patton served as Executive Director of Pharmaceutical Research and Development and as Vice President of Pharmaceutical Research and Development, respectively, at Dupont-Merck Pharmaceutical Co., a manufacturer of pharmaceutical products. From March 1990 through March 1993, Dr. Patton served as Director and Senior Director of Pharmaceutical Research and Development at Merck and Co., Inc., a manufacturer of pharmaceutical products. Dr. Patton's career also includes tenures as Professor of Pharmaceutical Chemistry and Pharmacy Practice at the University of Kansas, Associate Director of Control Development at the Upjohn Co., a pharmaceutical company, and Vice President of Operations at Oread Laboratories, Inc., a pharmaceutical company. Dr. Patton also serves as a director of Jones Pharma, Inc.

     Elliot H. Stein has served as a director of the Company since its founding in 1987. Mr. Stein is Chairman Emeritus, Stifel Financial Corporation, an investment banking and brokerage corporation, of which he was Chairman of the Board from January 1986 through May 1988. Prior to such time he was President of Scherck, Stein & Franc, Inc., a New York Stock Exchange member firm. Mr. Stein also serves as a director of Angelica Corporation and West Indies Sugar Company.

     James M. Usdan has served as a director of the Company since 1997 and has been the President and Chief Executive Officer of Comprehensive Medical Imaging, Inc. since June 1998. Prior thereto, Mr. Usdan served as President and Chief Executive Officer of RehabCare Group, Inc., a St. Louis-based provider of rehabilitation, outpatient and therapist staffing services for more than the preceding five years. Mr. Usdan is also a director of Metro One Telecommunications, Inc.

ADVISORY DIRECTOR

     Louis B. Susman has served as an advisory director of the Company since June 1998. As an advisory director, Mr. Susman is entitled to attend and participate in meetings of the Board of Directors, but he does not have any voting rights. The Board of Directors of the Company has announced its intention to nominate Mr. Susman to be elected as a director at the 1998 Annual Meeting of Stockholders. Mr. Susman has indicated that he is willing to serve as a director if elected. Mr. Susman currently is Vice Chairman and a Managing Director of Salomon Brothers Inc. Smith Barney Inc., a managing Underwriter of this Offering, and Salomon Brothers Inc are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc., an international investment banking and brokerage firm. Mr. Susman has been employed by Salomon Brothers Inc in various executive capacities since 1989 and also serves as a director of Drury Inns and U.S. Can Corporation. See "Underwriting."

BOARD OF DIRECTORS AND COMMITTEES

     The Company's bylaws provide for three classes of directors of approximately equal numbers designated as Class I, Class II, and Class III. Each director is elected for a three year term and the term of each class expires in a different year. Messrs. Armstrong, Patton and Ford are Class III directors whose terms expire in 1998; Messrs. Wilson, Stein and McKay are Class I directors whose terms expire in 1999; and Messrs. Lawrence, Korenblat and Usdan are Class II directors whose terms expire in 2000.

     The Board of Directors has a standing Audit Committee and a standing Stock Option and Compensation Committee (the "Compensation Committee"). The members of the Audit Committee are Messrs. Ford and Stein. The Audit Committee reviews the scope of the Company's engagement of its independent public accountant and their reports. The Audit Committee also meets with the financial staff of the Company to review accounting procedures and reports.

     The Compensation Committee is composed of Messrs. Ford and Lawrence. The Compensation Committee is authorized to review and make recommendations to the Board of Directors regarding the salaries payable to corporate officers and to administer the Company's 1992 Long Term Incentive Plan.

DIRECTORS' FEES

     Non-employee directors currently receive annual retainers of $5,000 for serving as directors and fees of $500 for each meeting of the Board attended ($250 if attended telephonically).

EXECUTIVE COMPENSATION

     The following table sets forth the compensation for each of the last three fiscal years of the Chief Executive Officer and the four other most highly compensated executive officers of the Company whose annual salaries and other reportable compensation exceeded $100,000 in fiscal 1998.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                              ANNUAL COMPENSATION          COMPENSATION
                                        -------------------------------    ------------
                                                                            SECURITIES           ALL
                                                                            UNDERLYING          OTHER
    NAME AND PRINCIPAL POSITION         YEAR        SALARY     BONUSES      OPTIONS(#)     COMPENSATION(1)
    ---------------------------         ----       --------    --------    ------------    ---------------
J. Hord Armstrong, III..............    1998       $240,000    $125,000       33,333           $87,500
  Chairman of the Board, Chief......    1997        195,000          --           --                --
  Executive Officer and Treasurer...    1996        175,000          --           --                --
Martin D. Wilson,...................    1998       $161,667    $ 70,000       16,666           $21,000
  President, Chief Operating
     Officer........................    1997        113,750          --       33,999                --
  and Secretary.....................    1996         90,903          --       12,666                --
Dennis A. White.....................    1998       $105,000    $ 15,750       17,000           $15,750
  Vice President, Chief.............    1997(2)      98,000          --       17,000                --
  Information Officer...............    1996             --          --           --                --
Edward W. McManus...................    1998       $131,000          --           --           $19,650
  Vice President, Sales and.........    1997(2)          --          --           --                --
  Business Development..............    1996             --          --           --                --
Douglas E. Linton...................    1998       $112,500    $ 33,750       15,000           $22,500
  Senior Vice President,
     Pharmaceutical.................    1997             --          --           --                --
  and Specialty Services............    1996             --          --           --                --

---------------
(1) Includes contributions made to a defined contribution executive retirement plan funded by split-dollar life insurance policies.

(2) In June 1997, the Company changed from a fiscal year ending on the Friday closest to March 31 in each year to a fiscal year ending June 30 of each year. The Company began its first full fiscal year on the new basis on July 1, 1997. As a result, the three months ended June 30, 1997 do not fall within fiscal 1997 or fiscal 1998. During the three months ended June 30, 1997, Messrs. White and McManus were each granted options to purchase 17,000 shares of Common Stock.

     The following table sets forth information concerning stock option grants made in fiscal 1998 to the individuals named in the Summary Compensation Table. Options were granted at fair market value on the date of grant, vested immediately, became exercisable six months after the date of grant and generally expire ten years after the date of grant.

                          OPTION GRANTS IN FISCAL 1998

                                                  INDIVIDUAL GRANTS VALUE                   POTENTIAL REALIZABLE
                                   -----------------------------------------------------      VALUE AT ASSUMED
                                                  PERCENT OF                                   ANNUAL RATE OF
                                   NUMBER OF        TOTAL                                       STOCK PRICE
                                   SECURITIES      OPTIONS                                      APPRECIATION
                                   UNDERLYING     GRANTED TO     EXERCISE                    FOR OPTION TERM(1)
                                    OPTIONS      EMPLOYEES IN      PRICE      EXPIRATION    --------------------
             NAME                   GRANTED      FISCAL YEAR     PER SHARE       DATE          5%         10%
             ----                  ----------    ------------    ---------    ----------    --------    --------
J. Hord Armstrong, III.........      33,333         18.7%         $ 6.625      8/14/07      $138,880    $351,948
Martin D. Wilson...............      16,666          9.4%         $ 6.625      8/14/07      $ 69,438    $175,969
Dennis A. White................      17,000          9.6%         $22.500      5/15/08      $240,552    $609,606
Edward W. McManus..............          --            --              --
Douglas E. Linton..............      15,000          8.4%         $ 6.625      8/14/07      $ 62,496    $158,378

---------------
(1) Potential realizable value is calculated based on the term of the option at the time of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. Potential realizable value does not represent the Company's prediction of its stock price performance and does not take into account appreciation for the fair value of the Common Stock from the date of grant to date. There can be no assurance that the actual stock price appreciation over the term of the option will equal or exceed the assumed 5% and 10% levels.

     The following table sets forth information concerning the number of exercisable and unexercisable stock options at June 30, 1998 as well as the value of such stock options having an exercise price lower than the last reported trading price on June 30, 1998 ("in-the-money" options) held by the executive officers named in the Summary Compensation Table.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                         NUMBER OF
                                                                        SECURITIES            VALUE OF
                                                                        UNDERLYING          UNEXERCISED
                                                                        UNEXERCISED         IN-THE-MONEY
                                                                        OPTIONS AT       OPTIONS AT FISCAL
                                                                      FISCAL YEAR-END       YEAR-END(1)
                                             SHARES                   ---------------    ------------------
                                           ACQUIRED ON     VALUE       EXERCISABLE/         EXERCISABLE/
                 NAME                       EXERCISE      REALIZED     UNEXERCISABLE       UNEXERCISABLE
                 ----                      -----------    --------    ---------------    ------------------
J. Hord Armstrong, III.................          --            --          33,333/--            $495,828/--
Martin D. Wilson.......................          --            --       65,865/5,000     $1,128,512/$88,750
Dennis A. White........................          --            --      34,000/17,000            $571,625/--
Edward W. McManus......................       4,200       $33,075          12,800/--            $203,200/--
Douglas E. Linton......................          --            --          15,000/--            $223,125/--

---------------
(1) Based on a price per share of $21.50, the closing sale price of the Common Stock on June 30, 1998.

LONG TERM PERFORMANCE AND STOCK OPTION PLANS

     Pursuant to the Company's 1992 Long Term Incentive Plan (the "Incentive Plan"), the Compensation Committee may grant to officers and key employees of the Company and its subsidiaries (i) options to purchase shares of the Common Stock ("Stock Options"), which may or may not qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code, as amended, (ii) stock appreciation rights ("SARs"), (iii) restricted shares of the Company's Common Stock ("Restricted Stock"), and (iv) performance awards ("Performance Awards"). Pursuant to the Company's 1993 Stock Option Plan (the "Option Plan" and, collectively with the Incentive Plan, the "Plans"), the Compensation Committee or the full Board of Directors may grant to key employees of the Company who are not "reporting persons" subject to Section 16 of the Exchange Act and to certain other persons performing services for the Company Stock Options which do not qualify as ISOs. The Board of Directors has reserved 500,000 and 350,000 shares of Common Stock, respectively, for issuance pursuant to the Incentive Plan and the Option Plan, of which an aggregate of 542,031 shares have been issued or are subject to currently outstanding Stock Options and 307,969 shares remain available for grant or issuance under the Plans.

     The Plans are administered by the Compensation Committee. The Compensation Committee has the authority to (i) select individuals to receive grants under the Plans, (ii) establish the terms of grants and (iii) interpret the Plans.

     Generally, Stock Options are granted to purchase shares of Common Stock at a purchase price established by the Compensation Committee or the Board of Directors at not less than the Fair Market Value (as defined in the Plans) of the Common Stock on the date of grant, and the term of the Stock Option, which shall not exceed ten years from date of grant. The Compensation Committee may grant SARs giving the holder thereof a right to receive, at the time of surrender, Common Stock equal in value to the difference between the Fair Market Value of the Common Stock at the date of surrender of the SARs and the "Base Price" established by the Committee at the time of grant, which may not be less than Fair Market Value of the Common Stock on the date of grant. SARs may be issued in conjunction with Stock Options. The Compensation Committee may also issue shares of Common Stock either as a stock bonus or at a purchase price of less than Fair Market Value, subject to any restrictions or conditions which may be specified by the Compensation Committee at the time of grant. The Compensation Committee may also issue Performance Awards consisting of shares of Common Stock, monetary units payable in cash or a combination thereof. These grants would result in the issuance, without payment therefor, of Common Stock or the payment of cash upon the achievement of certain pre-established performance criteria during a specified performance period not to exceed five years.

                              CERTAIN TRANSACTIONS

     In November 1995, the Company acquired approximately 50% of the voting and non-voting capital stock of PBI and Massachusetts Mutual Life Insurance Company and certain of its affiliates (collectively, "MassMutual") concurrently acquired 30% of the outstanding voting and nonvoting capital stock of PBI and purchased senior secured notes and senior secured convertible notes of PBI in principal amounts of $5.5 million and $1.3 million, respectively. MassMutual owns more than 5% of the outstanding Common Stock of the Company. See "Principal and Selling Stockholders." The Company received cash dividends from PBI of $300,000 and $350,000 in fiscal 1997 and 1998, respectively.

     In connection with the Company's investment in PBI, the Company entered into agreements pursuant to which (i) each of J. David McCay and Robert Korenblat is entitled to exchange the capital stock of PBI owned by him into shares of Common Stock, at an exchange ratio of 6,666.67 shares of Common Stock (an aggregate of 200,000 shares of Common Stock) for each share of PBI capital stock, and (ii) on or after November 30, 1998, MassMutual will be entitled to exchange shares of capital stock of PBI owned by it for shares of Common Stock, at an exchange ratio based upon the then fair value of the Common Stock and the capital stock of PBI. In addition, Messrs. McCay and Korenblat and MassMutual may require the Company to register under the Securities Act shares of Common Stock issuable to them (and MassMutual may require the Company to register 530,978 shares of Common Stock currently owned by it) or to include such shares in any registration statement the Company proposes to file under the Securities Act, with certain exceptions. Messrs. McCay and Korenblat were elected directors of the Company in connection with the Company's investment in PBI. In connection with the Offering, Mr. McCay has notified the Company that he intends to exchange his 18% ownership interest in PBI for 180,000 shares of Common Stock and to sell such shares in this Offering, and MassMutual has notified the Company it intends to sell 130,000 shares of Common Stock in the Offering. See "Principal and Selling Stockholders."

     In fiscal 1996, PBI entered into an Employment Agreement (the "Employment Agreement") with Robert E. Korenblat. The Employment Agreement has an initial term expiring on December 31, 1998 but is automatically renewable on December 31 of each year until terminated by notice of either party, in which case it will expire on the December 31 which is two full years after the date of such notice. Pursuant to the Employment Agreement, Mr. Korenblat serves as President and Chief Executive Officer of PBI with an annual base salary of not less than $350,000, which is increased, but not decreased, each year to reflect increases in the Consumer Price Index. The Employment Agreement also provides for certain benefits and an annual bonus based on achievement of certain operating profit and other goals established by PBI's Board of Directors, which bonus may not exceed, in the aggregate, 180% of base salary. For PBI's fiscal year ended December 31, 1997, PBI paid Mr. Korenblat a salary of $350,000 plus bonus compensation of $70,000. The Employment Agreement also contains a non-competition covenant pursuant to which Mr. Korenblat agrees not to compete with PBI in the United States, Puerto Rico or any other country where PBI may do business for a period of two years after termination of Mr. Korenblat's employment. Mr. Korenblat is entitled to receive $50,000 each April 15 and October 15 through October 15, 1999 in consideration for his covenant not to compete.

     The Company believes that the transactions set forth above were made on terms not less favorable to the Company than would have been obtained from unaffiliated third parties. All future transactions (including loans) between the Company and its officers, directors, principal stockholders and affiliates are required to be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of July 14, 1998, certain information concerning the beneficial ownership of Common Stock by: (i) each director of the Company and each of the executive officers named in the Summary Compensation Table contained elsewhere herein; (ii) all directors and executive officers of the Company as a group; (iii) each person who is known by the Company to own beneficially 5% or more of the outstanding Common Stock; and (iv) each Selling Stockholder. As of July 14, 1998, there were 3,746,275 shares of the Company's Common Stock outstanding.

                                                  SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                     OWNED PRIOR TO                           OWNED AFTER
                                                     OFFERING(1)(2)        NUMBER            OFFERING(1)(2)
                                                  --------------------    OF SHARES       --------------------
                                                   NUMBER                  OFFERED         NUMBER
                     NAME                         OF SHARES    PERCENT     HEREBY         OF SHARES    PERCENT
                     ----                         ---------    -------    ---------       ---------    -------
J. Hord Armstrong, III (3)....................      295,430      7.8%           --          295,430      5.7%
Martin D. Wilson (4)..........................       70,866      1.9%           --           70,866      1.4%
Dennis A. White (4)...........................       51,000      1.3%           --           51,000      1.0%
Edward W. McManus (4).........................       12,800        *            --           12,800        *
Douglas E. Linton (4).........................       15,000        *            --           15,000        *
Richard F. Ford (5)...........................      502,270     13.4%             (5)       402,270      7.8%
Robert E. Korenblat (6).......................       22,000        *            --           22,000        *
Bryan H. Lawrence (7).........................       28,318        *            --           28,318        *
J. David McCay (8)............................      184,000      4.9%      180,000            4,000        *
Thomas F. Patton..............................          -0-        *            --              -0-        *
Elliot H. Stein (9)...........................       10,000        *            --           10,000        *
James M. Usdan (10)...........................          -0-        *            --              -0-        *
All directors and executive officers as a
  group (13 persons)..........................    1,208,684     30.2%                       928,684     17.3%
The Research Works, Inc.(11)..................       70,000      1.9%       20,000           50,000      1.0%
MassMutual Corporate Investors (12)...........      265,489      7.1%       65,000          200,489      3.9%
Massachusetts Mutual Life Insurance Company
  (12)........................................      265,489      7.1%       65,000          200,489      3.9%
Gateway Venture Partners II, L.P. (5)(13).....      502,270     13.4%      100,000          402,270      7.8%

---------------
 *  Less than 1%.

 (1) Represents sole voting and investment power unless otherwise noted.

 (2) For purposes of this table, each director or executive officer is deemed to beneficially own shares of Common Stock issuable pursuant to options, warrants or other convertible securities that are exercisable by such director or executive officer currently or within 60 days.

 (3) Includes 33,333 shares issuable pursuant to stock options that are exercisable currently or within 60 days; does not include 10,000 shares that are owned by Mr. Armstrong's wife, as to which Mr. Armstrong disclaims beneficial ownership.

 (4) Consists of shares issuable pursuant to stock options that are exercisable currently or within 60 days.

 (5) Includes 502,270 shares owned of record by Gateway Venture Partners II, L.P. Mr. Ford serves as a general partner of Gateway Associates L.P., the general partner of Gateway Venture Partners II, L.P., and may be deemed to beneficially own such shares. Does not include 1,000 shares that are owned by Mr. Ford's wife, as to which Mr. Ford disclaims beneficial ownership. Mr. Ford may be deemed to beneficially own the 100,000 shares being offered hereby by Gateway Venture Partners II, L.P.

 (6) Includes 20,000 shares issuable to Mr. Korenblat upon his exchange of capital stock of PBI; does not include 2,000 shares held in a trust by Mr. Korenblat's wife, as to which Mr. Korenblat disclaims beneficial ownership.

 (7) Does not include 4,000 shares owned by Mr. Lawrence's wife, as to which Mr. Lawrence disclaims beneficial ownership.

 (8) Includes 180,000 shares of Common Stock issuable to Mr. McCay upon his exchange of capital stock of PBI for shares of Common Stock of the Company. Immediately prior to consummation of the Offering, Mr. McCay intends to effect such exchange and sell such 180,000 shares in the Offering.

 (9) Does not include 80,135 shares held by irrevocable trusts for the benefit of Mr. Stein's adult children, as to which Mr. Stein disclaims beneficial ownership.

(10) Does not include 500 shares that are owned by Mr. Usdan's spouse, as to which Mr. Usdan disclaims beneficial ownership.

(11) The Research Works, Inc. is a research firm which acquired its shares of Common Stock upon the exercise of warrants issued by the Company in consideration for such firm producing research reports with respect to the Common Stock. See Note 12 of Notes to Consolidated Financial Statements.

(12) Excludes an indeterminate number of shares of Common Stock into which shares of PBI held by MassMutual are exchangeable on or after November 30, 1998. MassMutual Corporate Investors is a closed-end investment company for which Massachusetts Mutual Life Insurance Company serves as an investment advisor. Each entity owns and is selling the number of shares indicated opposite its name.

(13) Consists of shares owned of record by Gateway Venture Partners II, L.P. Richard F. Ford, a director of the Company, serves as a general partner of Gateway Associates L.P., the General Partner of Gateway Venture Partners II, L.P., and may be deemed to beneficially own such shares.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, no par value. Immediately following the Offering, there will be 5,126,275 shares of Common Stock and no shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferences applicable to any outstanding Preferred Stock of the Company, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably in any distributions by the Company in liquidation after all debts and obligations of the Company have been satisfied. See "Dividend Policy." Holders of Common Stock have no preemptive, redemption or conversion rights and there are no sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

     The Common Stock is listed on the Nasdaq National Market under the symbol "DKWD."

PREFERRED STOCK

     The Company is authorized to issue, from time to time without stockholder approval, up to 1,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined by the Board of Directors. Any series of Preferred Stock so authorized may have dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power, dividend rights or other rights of the holders of the Common Stock. The Company has no present intention to issue any shares of its Preferred Stock.

     The Board of Directors' authority to issue Preferred Stock enables the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of the Company's management. The issuance of Preferred Stock by the Board of Directors pursuant to such authority may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank senior in priority to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

WARRANTS

     The Company currently has outstanding warrants to purchase 22,072 shares of Common Stock at a price of $0.005 per share. Pursuant to its terms, the warrants are exercisable only if a merger or sale of all or substantially all of the assets of the Company occurs on or before December 19, 1999 and, in connection therewith, the holder of the warrants receives in excess of a 30% compounded annual rate of return on its investment. The Company does not believe that the conditions to the exercise of the warrants will be satisfied prior to their expiration.

TRANSFER AGENT AND REGISTRAR

     Harris Trust & Savings Bank, Chicago, Illinois, is the transfer agent and registrar for the Company's Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS AFFECTING CHANGE OF CONTROL

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (i) the interested stockholder attained such status with the approval of the Board of Directors; (ii) the business combination is approved in a prescribed manner; or (iii) certain other specified conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years did own, 15% or more of the corporation's voting stock.

     Certain provisions of the Company's Certificate of Incorporation and By-laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. Such provisions may enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interest of the Company and its stockholders. However, such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current Board of Directors of the Company. These provisions include (i) the availability of capital stock for issuance from time to time at the discretion of the Board of Directors, (ii) the ability of the Board of Directors to increase the size of the Board of Directors and to appoint directors to newly created directorships, and (iii) the existence of a classified Board of Directors.

     The fact that the Company's Board of Directors is divided into three classes, with approximately one-third of the directors elected each year, would make it more difficult for a person seeking to acquire control of the Company to elect a majority of the Board of Directors. See "Management -- Board of Directors and Committees."

     The foregoing provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring control of the Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth below opposite the name of such
Underwriter:

                                                                 NUMBER
                        UNDERWRITER                             OF SHARES
                        -----------                             ---------
Smith Barney Inc. ..........................................
Raymond James & Associates, Inc.............................

                                                                ---------
  Total.....................................................    1,630,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which
represents a concession not in excess of $     per share less than the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other brokers and
dealers. After the shares of Common Stock are released for sale to the public, the offering price and the selling terms may from time to time be changed by the Underwriters.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 244,500 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, in connection with the Offering of the shares offered hereby. To the extent the Underwriters exercise their over-allotment option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares to be purchased by it, as shown in the foregoing table, bears to the total number of shares listed in such table, and the Company will be obligated, pursuant to the option to sell such shares to the Underwriters.

     The Company, its directors and executive officers and the Selling Stockholders have agreed to enter into lock-up agreements pursuant to which they will agree that, subject to certain customary exceptions, they will not, without the prior written consent of Smith Barney Inc., for a period of 90 days from and after the date of this Prospectus, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company (other than shares issuable pursuant to a plan for employees in effect on the date of this Prospectus).

     Louis B. Susman, who currently serves as a non-voting, advisory director of the Company, is Vice Chairman and a Managing Director of Salomon Brothers Inc. Smith Barney Inc., a managing Underwriter of this Offering, and Salomon Brothers Inc are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc. The Company's Board of Directors has announced that it intends to nominate Mr. Susman at the 1998 Annual Meeting of Stockholders for election as a director of the Company. See
"Management -- Advisory Director."

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify, or to contribute to payments made by, each other with respect, subject to certain customary exception, to certain civil liabilities, including certain civil liabilities under the Securities Act.

     In connection with this Offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appear above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the over-allotment option described above in lieu of or in addition to open market purchases. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The foregoing is a brief summary of the material provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement is on file with the Securities and Exchange Commission (the "Commission") as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri, a partnership including professional corporations. Certain legal matters will be passed upon for the Underwriters by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

     The audited consolidated financial statements and schedules included and incorporated by reference in this Prospectus and elsewhere in this registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-2 (of which this Prospectus is a part), including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. A copy of the Registration Statement and the exhibits and schedules thereto, reports, proxy and information statements and other information filed by the Company with the Commission may be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy and information statements and other information concerning the Company may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. The Company is required to file electronic versions of certain documents through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company furnishes its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by references into this Prospectus of and shall be deemed to be a part hereof:

     (1)Annual Report on Form 10-K for the year ended March 28, 1997 filed with the Commission on June 26 1997;

     (2) Definitive Proxy Statement on Schedule 14A filed with the Commission on July 11, 1997;

     (3) Amendment to its Annual Report on Form 10-K/A for the year ended March 28, 1997 filed with the Commission on March 30, 1998;

     (4)Report on Form 8-K filed with the Commission on July 11, 1997;

     (5)Transition Report on Form 10-Q for the transition period from March 29, 1997 to June 30, 1997 filed with the Commission on August 14, 1997;

     (6) Transition Report on Form 10-Q/A for the transition period from March 29, 1997 to June 30, 1997 filed with the Commission on August 18, 1997;

     (7) Report on Form 8-K filed with the Commission on October 2, 1997;

     (8) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 12, 1997;

     (9) Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 filed with the Commission on February 13, 1998;

     (10) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed with the Commission on May 14, 1998; and

     (11) The description of the Company's Common Stock set forth in the Company's Registration Statement on Form S-1 dated September 1, 1992 (File No. 33-48730), including any amendment or reports filed for the purpose of updating such description.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: D & K Healthcare Resources, Inc., 8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105, attention:
Daniel E. Kreher, Telephone: (314) 727-3485.

                         INDEX TO FINANCIAL STATEMENTS

D&K Healthcare Resources, Inc.
  Report of Independent Public Accountants..................     F-2
  Consolidated Balance Sheets as of March 29, 1996, March
     28, 1997, June 30, 1997, and March 31, 1998
     (unaudited)............................................     F-3
  Consolidated Statements of Operations for the years ended
     March 31, 1995, March 29, 1996, and March 28, 1997, for
     the three months ended June 30, 1997, and for the nine
     months ended March 28, 1997 (unaudited), and March 31,
     1998 (unaudited).......................................     F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended March 31, 1995, March 29, 1996, and March
     28, 1997, for the three months ended June 30, 1997, and
     for the nine months ended March 31, 1998 (unaudited)...     F-5
  Consolidated Statements of Cash Flows for the years ended
     March 31, 1995, March 29, 1996, and March 28, 1997, for
     the three months ended June 30, 1997, and for the nine
     months ended March 28, 1997 (unaudited), and March 31,
     1998 (unaudited).......................................     F-6
  Notes to Consolidated Financial Statements................     F-7
Pharmaceutical Buyers, Inc.
  Report of Independent Public Accountants..................     F-22
  Balance Sheets as of December 31, 1997 and 1996...........     F-23
  Statements of Operations for the years ended December 31,
     1997 and 1996..........................................     F-24
  Statements of Stockholders' Deficit for the years ended
     December 31, 1997 and 1996.............................     F-25
  Statements of Cash Flows for the years ended December 31,
     1997 and 1996..........................................     F-26
  Notes to Financial Statements.............................     F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To D&K Healthcare Resources, Inc.:

     We have audited the accompanying consolidated balance sheets of D&K Healthcare Resources, Inc. (a Delaware corporation) and subsidiaries as of June 30, 1997, March 28, 1997, and March 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the three months ended June 30, 1997, and for each of the three fiscal years in the period ended March 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D&K Healthcare Resources, Inc. and subsidiaries as of June 30, 1997, March 28, 1997, and March 29, 1996, and the results of their operations and their cash flows for the three months ended June 30, 1997, and for each of the three fiscal years in the period ended March 28, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP

St. Louis, Missouri
July 10, 1998

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                           MARCH 29, 1996    MARCH 28, 1997    JUNE 30, 1997    MARCH 31, 1998
                                           --------------    --------------    -------------    --------------
                                                                                                 (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current Assets
  Cash (including restricted cash).......     $ 1,947           $  2,213          $ 1,646          $    893
  Receivables, net of allowance for
     doubtful accounts of $868, $697,
     $697 and $800, respectively.........      25,150             22,247           29,332            36,729
  Inventories............................      39,500             49,991           41,391            76,722
  Prepaid expenses and other current
     assets..............................       2,341                882            1,152             2,349
                                              -------           --------          -------          --------
     Total current assets................      68,938             75,333           73,521           116,693
Property and Equipment, net of
  accumulated depreciation and
  amortization of $4,027, $5,038, $5,194
  and $5,815, respectively...............       5,162              6,242            5,419             6,041
Investment in PBI........................       3,929              4,039            4,090             4,021
Deferred Income Taxes....................       1,147                889            1,193             4,375
Other Assets.............................         723                338              317               223
Intangible Assets, net of accumulated
  amortization...........................      15,038             14,625           14,521            11,812
                                              -------           --------          -------          --------
     Total assets........................     $94,937           $101,466          $99,061          $143,165
                                              =======           ========          =======          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt...     $ 1,209           $  3,138          $ 3,127          $  2,794
  Accounts payable.......................      35,805             41,410           48,074            65,212
  Accrued expenses.......................       2,963              2,673            2,555             3,628
  Deferred income taxes..................       3,737              3,842            4,251             3,158
                                              -------           --------          -------          --------
     Total current liabilities...........      43,714             51,063           58,007            74,792
Long-Term Debt...........................      43,190             41,530           31,676            54,834
                                              -------           --------          -------          --------
                                               86,904             92,593           89,683           129,626
STOCKHOLDERS' EQUITY
  Preferred stock; no par value,
     1,000,000 shares authorized, no
     shares issued or outstanding........          --                 --               --                --
  Common stock; $.01 per value,
     10,000,000 shares authorized,
     3,018,051, 3,044,717, 3,056,217 and
     3,610,395 shares issued and
     outstanding, respectively...........          30                 30               30                36
  Paid-in capital........................      11,592             11,693           11,835            13,707
  Accumulated deficit....................      (3,589)            (2,850)          (2,487)             (204)
                                              -------           --------          -------          --------
     Total stockholders' equity..........       8,033              8,873            9,378            13,539
                                              -------           --------          -------          --------
     Total liabilities and stockholders'
       equity............................     $94,937           $101,466          $99,061          $143,165
                                              =======           ========          =======          ========

        The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FOR THE THREE         FOR THE NINE
                                     FOR THE YEARS ENDED          MONTHS ENDED          MONTHS ENDED
                              ---------------------------------   -------------   -------------------------
                              MARCH 31,   MARCH 29,   MARCH 28,     JUNE 30,       MARCH 28,     MARCH 31,
                                1995        1996        1997          1997           1997          1998
                              ---------   ---------   ---------   -------------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales...................  $319,958    $425,333    $479,524      $144,473       $373,114      $442,908
Cost of Sales...............   303,863     405,061     457,884       138,457        356,670       421,639
                              --------    --------    --------      --------       --------      --------
  Gross profit..............    16,095      20,272      21,640         6,016         16,444        21,269
Depreciation and
  Amortization..............     1,064       1,754       1,523           384          1,135         1,163
Nonrecurring Expenses.......        --       1,317          --            --             --            --
Operating Expenses..........    10,590      15,254      15,893         4,385         12,110        14,181
                              --------    --------    --------      --------       --------      --------
  Income from operations....     4,441       1,947       4,224         1,247          3,199         5,925
                              --------    --------    --------      --------       --------      --------
Other Income (Expense):
  Interest expense..........    (2,341)     (3,813)     (3,738)         (903)        (2,821)       (2,614)
  Interest income...........       358         424         338            83            259           206
  Equity in net income of
     PBI....................        --          88         410            51            376           281
  Other, net................        20        (144)         45           165             42            78
                              --------    --------    --------      --------       --------      --------
                                (1,963)     (3,445)     (2,945)         (604)        (2,144)       (2,049)
                              --------    --------    --------      --------       --------      --------
     Income (loss) before
       income tax provision
       (benefit)............     2,478      (1,498)      1,279           643          1,055         3,876
Income Tax Provision
  (Benefit).................     1,069        (389)        540           280            428         1,593
                              --------    --------    --------      --------       --------      --------
  Net income (loss).........  $  1,409    $ (1,109)   $    739      $    363       $    627      $  2,283
                              --------    --------    --------      --------       --------      --------
Basic Earnings (Loss) Per
  Share.....................  $   0.55    $  (0.37)   $   0.24      $   0.12       $   0.21      $   0.70
                              --------    --------    --------      --------       --------      --------
Diluted Earnings (Loss) Per
  Share.....................  $   0.49    $  (0.37)   $   0.24      $   0.11       $   0.20      $   0.62
                              --------    --------    --------      --------       --------      --------

        The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                       PAID-IN   ACCUMULATED
                                                        COMMON STOCK   CAPITAL     DEFICIT      TOTAL
                                                        ------------   -------   -----------   -------
                                                                        (IN THOUSANDS)
Balance at April 1, 1994..............................      $24        $ 7,943     $(3,889)    $ 4,078
  Common stock issued in connection with
     Acquisitions.....................................        6          3,203          --       3,209
  Stock option and warrant expense....................       --             67          --          67
  Stock options exercised.............................       --             21          --          21
  Net income..........................................       --             --       1,409       1,409
                                                            ---        -------     -------     -------
Balance at March 31, 1995.............................       30         11,234      (2,480)      8,784
  Common stock issued.................................       --            122          --         122
  Stock option and warrant expense....................       --             15          --          15
  Stock options exercised.............................       --            221          --         221
  Net loss............................................       --             --      (1,109)     (1,109)
                                                            ---        -------     -------     -------
Balance at March 29, 1996.............................       30         11,592      (3,589)      8,033
  Common stock issued.................................       --              4          --           4
  Stock option and warrant expense....................       --              3          --           3
  Stock options exercised.............................       --             94          --          94
  Net income..........................................       --             --         739         739
                                                            ---        -------     -------     -------
Balance at March 28, 1997.............................       30         11,693      (2,850)      8,873
  Common stock issued.................................       --             49          --          49
  Stock option and warrant expense....................       --             77          --          77
  Stock options exercised.............................       --             16          --          16
  Net income..........................................       --             --         363         363
                                                            ---        -------     -------     -------
Balance at June 30, 1997..............................       30         11,835      (2,487)      9,378
  Common stock issued upon debt conversion
     (unaudited)......................................        5          1,745          --       1,750
  Stock options exercised (unaudited).................        1            127          --         128
  Net income (unaudited)..............................       --             --       2,283       2,283
                                                            ---        -------     -------     -------
Balance at March 31, 1998 (unaudited).................      $36        $13,707     $  (204)    $13,539
                                                            ===        =======     =======     =======

        The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                FOR THE
                                                                              THREE MONTHS            FOR THE
                                                 FOR THE YEARS ENDED             ENDED           NINE MONTHS ENDED
                                          ---------------------------------   ------------   -------------------------
                                          MARCH 31,   MARCH 29,   MARCH 28,     JUNE 30,      MARCH 28,     MARCH 31,
                                            1995        1996        1997          1997          1997          1998
                                          ---------   ---------   ---------   ------------   -----------   -----------
                                                                         (IN THOUSANDS)      (UNAUDITED)   (UNAUDITED)
Cash Flows from Operating Activities
  Net income (loss).....................  $   1,409   $  (1,109)  $     739     $    363      $     627     $   2,283
  Adjustments to reconcile net income
    (loss) to net cash flows from
    operating activities --
    Depreciation and amortization.......      1,064       1,754       1,523          384          1,135         1,163
    Amortization of debt issuance
      costs.............................         75          71          73           20             55            45
    Stock option and warrant expense....         67          15           3           77             --            --
    (Gain) loss from sale of assets.....         59           2          (6)        (217)            (5)          (17)
    Equity in net income of PBI.........         --         (88)       (410)         (51)          (376)         (281)
    Deferred income taxes...............       (172)        655         363          105             --            --
    (Increase) decrease in receivables,
      net...............................     (4,782)      3,197       3,214       (7,069)         3,736        (2,848)
    (Increase) decrease in
      inventories.......................     (2,670)      2,154     (10,491)       8,600        (13,628)      (34,152)
    (Increase) decrease in prepaid
      expenses and other current
      assets............................        205         (76)      1,483         (295)           (10)       (1,183)
    Increase (decrease) in accounts
      payable...........................      1,304      (2,192)      4,719        6,664          7,418        16,042
    Increase (decrease) in accrued
      expenses..........................        434      (2,212)        754          (69)           391           685
    Decrease in other long-term
      liabilities.......................        (77)         --          --           --             --            --
    Other, net..........................         64         866          22            9              2           126
                                          ---------   ---------   ---------     --------      ---------     ---------
      Net cash flows from operating
         activities.....................     (3,020)      3,037       1,986        8,521           (655)      (18,137)
                                          ---------   ---------   ---------     --------      ---------     ---------
Cash Flows from Investing Activities
  Payments for acquisitions, net of cash
    acquired............................    (18,963)         --          --           --             --        (1,255)
  Investment in PBI.....................         --      (3,842)         --           --             --            --
  Cash dividend from PBI................         --          --         300           --            300           350
  Purchases of property and equipment...       (601)       (963)     (2,198)        (180)        (2,045)         (726)
  Proceeds from sale of assets..........         --          10           6          956              6            17
                                          ---------   ---------   ---------     --------      ---------     ---------
      Net cash flows from investing
         activities.....................    (19,564)     (4,795)     (1,892)         776         (1,739)       (1,614)
                                          ---------   ---------   ---------     --------      ---------     ---------
Cash Flows from Financing Activities
  Borrowings under revolving line of
    credit..............................    294,404     307,623     306,471       82,138        236,654       306,694
  Repayments under revolving line of
    credit..............................   (271,307)   (303,213)   (306,471)     (91,990)      (233,409)     (284,002)
  Proceeds from equipment loan..........         --          --       1,495           --          1,495            --
  Payments of long-term debt............        (72)     (1,563)     (1,132)          (2)        (1,132)       (3,777)
  Payments of capital lease
    obligations.........................       (149)       (206)        (94)         (10)           (71)           --
  Payments of other long-term debt......         --          --        (155)          --           (155)           --
  Proceeds from exercise of stock
    options.............................         21         221          94           --             64            83
  Payments of deferred debt costs.......       (258)         --         (36)          --            (36)           --
                                          ---------   ---------   ---------     --------      ---------     ---------
      Net cash flows from financing
         activities.....................     22,639       2,862         172       (9,864)         3,410        18,998
                                          ---------   ---------   ---------     --------      ---------     ---------
      Increase (decrease) in cash.......         55       1,104         266         (567)         1,016          (753)
Cash, Beginning of Period...............        788         843       1,947        2,213          1,197         1,646
                                          ---------   ---------   ---------     --------      ---------     ---------
Cash, End of Period.....................  $     843   $   1,947   $   2,213     $  1,646      $   2,213     $     893
                                          ---------   ---------   ---------     --------      ---------     ---------
Supplemental Disclosure of Cash Flow
  Information Cash paid (refunded)
  during the period for --
      Interest..........................  $   2,083   $   3,914   $   3,689     $  1,029      $   2,907     $   2,465
      Income taxes, net.................  $   1,320   $     427   $  (1,089)    $     31      $  (1,099)    $   1,045

        The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The consolidated financial statements include the accounts of all divisions and wholly-owned subsidiaries of D&K Healthcare Resources, Inc. (the Company). All significant intercompany accounts and transactions are eliminated.

     The accompanying unaudited financial statements for the nine month periods ended March 28, 1997 and March 31, 1998 include all of the information and disclosures required by generally accepted accounting principles for interim reporting, which are less than those required for annual reporting. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair representation have been included. The results of operations for the nine-month period ended March 31, 1998 are not necessarily indicative of the results to be expected for the full fiscal year.

     Concentration of Credit Risk

     The Company is a full-service, regional wholesale drug distributor. From facilities in Missouri, Kentucky, and Minnesota, the Company distributes a broad range of pharmaceutical products, health and beauty aids and related products to its customers in more than 20 states. The Company focuses primarily on a target market sector which includes independent retail, institutional, franchise, chain store, and alternate site pharmacies in the Midwest and South. The Company presently operates in one business segment.

     The Company had one customer that comprised approximately 21%, 20% and 18%, respectively, of net sales in 1996, 1997 and for the three months ended June 30, 1997 and approximately 40%, 22% and 35%, respectively, of the March 29, 1996, March 28, 1997 and June 30, 1997 accounts receivable balances. The supply agreement with this customer was terminated on September 30, 1997 upon the acquisition of the customer by a third party. Upon termination of the supply agreement, the Company collected the entire amount of its then accounts receivable due from this customer of approximately $9.5 million. In 1995, net sales to two customers represented approximately 22% and 14% of total net sales, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Change in Fiscal Year

     On June 30, 1997, the Company changed from a fiscal year ending the Friday closest to March 31 in each year to a fiscal year ended June 30 of each year. Fiscal years 1995, 1996 and 1997 ended on March 31, 1995, March 29, 1996 and March 28, 1997, respectively, and included 52 weeks. References to years relate to fiscal years rather than calendar years unless otherwise stated.

     Bulk Purchases

     During 1995 and 1996, the Company purchased pharmaceuticals from an industry trade association of which an officer of the Company was Chairman of the Board of Directors. Purchases of pharmaceuticals from this association amounted to $19.1 million and $5.1 million for 1995 and 1996, respectively. No material balances were payable to or receivable from this association at March 29, 1996 or March 28, 1997.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

     Name Change to D&K Healthcare Resources, Inc.

     In August 1997, through an amendment to its Certificate of Incorporation and with the approval of its stockholders, the Company changed its corporate name from D&K Wholesale Drug, Inc. to D&K Healthcare Resources, Inc.

     Restricted Cash

     Restricted cash of $0.8 million at March 29, 1996, $0.8 million at March 28, 1997 and $1.4 million at June 30, 1997, respectively, represents cash receipts from customers that must be used to reduce borrowings under the revolving line of credit and are included in cash.

     Revenue Recognition

     Revenue is recognized when products are shipped or services are provided to customers. During fiscal 1995 and the nine months ended March 31, 1998, the Company had $9.0 million and $25.2 million (unaudited) of "dock-to-dock" sales, which are excluded from net sales due to the Company's policy of recording only the commission on such transactions as a reduction against cost of goods sold in the consolidated statements of operations. Dock-to-dock sales represent large volume sales of pharmaceuticals to major self-warehousing retail chain pharmacies whereby the Company acts as an intermediary in the order and subsequent delivery of products to the customers' warehouses. The Company had no dock-to-dock sales in 1996, 1997 or in the three-month period ended June 30, 1997.

     Inventories

     Inventories are comprised of pharmaceutical drugs and related over-the-counter items which are stated at the lower of cost or market. Cost is primarily determined using the last-in, first-out method.

     Property and Equipment

     Property and equipment is stated at cost. Depreciation and amortization are charged to operations primarily using the straight-line method over the shorter of the estimated useful lives of the various classes of assets, which vary from 2 to 30 years, or the lease term for leasehold improvements. For income tax purposes, accelerated depreciation methods are used.

     Intangible Assets

     Intangible assets are stated at cost less accumulated amortization. Amortization is determined using the straight-line method over the estimated useful lives of the related assets.

     Long-Lived Assets

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

     Income Taxes

     Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases for income tax purposes. Deferred tax assets and liabilities are measured and recorded using

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     Book Overdrafts

     Accounts payable includes book overdrafts (outstanding checks) of $4.7 million, $5.3 million and $7.4 million at March 29, 1996, March 28, 1997 and June 30, 1997, respectively.

     Accounting Change

     In its fiscal year ending June 30, 1998, the Company adopted SFAS No. 128 "Earnings Per Share," which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. All share and per share amounts have been restated in accordance with the provisions of SFAS No. 128 (see Note
15).

     Reclassifications

     Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

NOTE 2. ACQUISITIONS:

     In June 1994, the Company entered into a definitive asset purchase agreement (the "Agreement") with another pharmaceutical distributor whereby the Company purchased all of the pharmaceutical and non-pharmaceutical inventories dedicated to servicing a supply agreement and all of the accounts receivable directly related to a large regional drug store chain. The purchase price of the assets of $10.8 million approximated their net book values and was financed through borrowings under the Company's existing credit facilities.

     In October 1994, the Company acquired all of the issued and outstanding common stock of Northern Drug Company (NDC) pursuant to the terms and conditions of a Stock Purchase Agreement (the "NDC Agreement"). Pursuant to the NDC Agreement, the Company acquired NDC for aggregate consideration consisting of $2.5 million in cash, 308,334 shares of the Company's common stock valued at $1.7 million and the issuance of $0.3 million of 9% subordinated notes. At closing, the Company also repaid $3.6 million of NDC's debt obligations.

     In March 1995, the Company acquired all of the issued and outstanding common stock of Krelitz Industries, Inc. (KII). The acquisition of KII was consummated pursuant to the terms and conditions of the Agreement and Plan of Merger dated February 13, 1995 whereby KII was acquired for an aggregate of $0.3 million in cash, 107,852 shares of the Company's common stock valued at $0.6 million and a $0.1 million non-compete agreement with the former Chairman and CEO of KII. In addition, the Company exchanged 142,857 shares of its common stock to retire KII's $1.0 million subordinated mortgage note payable and repaid $12.4 million of KII's debt obligations.

     In February 1996, the Company settled a pre-acquisition lawsuit against KII resulting in cash payments of $0.3 million and the issuance of 15,000 shares of common stock valued at $0.1 million. The cost of the settlement was included within the excess of purchase price over the net assets acquired in KII's opening balance sheet.

     The results of operations for NDC and KII have been included in the consolidated financial statements since their respective acquisition dates.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, NDC and KII as if the acquisitions had occurred at the beginning of fiscal 1995, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations had these transactions been completed as of the assumed dates or which may be obtained in the future (in thousands, except per share amounts).

                                                                MARCH 31, 1995
                                                                --------------
Net sales...................................................       $449,347
Net loss....................................................         (1,100)
Net loss per share..........................................       $  (0.37)

     During the nine-month period ended March 31, 1998, the Company made two acquisitions of pharmaceutical distribution companies for aggregate consideration of $2.6 million, including cash payments of $1.3 million and the issuance of notes payable in the amount of $1.3 million.

NOTE 3. INVENTORIES:

     Substantially all inventories are stated at the lower of last-in, first-out
(LIFO) cost or market. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, which approximates current replacement cost, inventories would have been $5.8 million, $7.0 million and $7.0 million higher than reported at March 29, 1996, March 28, 1997 and June 30, 1997, respectively.

NOTE 4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following (in thousands):

                                           MARCH 29, 1996    MARCH 28, 1997    JUNE 30, 1997
                                           --------------    --------------    -------------
Land...................................       $   528           $   528           $   383
Building and improvements..............         3,130             3,296             2,758
Fixtures and equipment.................         4,031             5,669             5,733
Leasehold improvements.................           390               735               735
Vehicles...............................         1,110             1,052             1,004
                                              -------           -------           -------
                                                9,189            11,280            10,613
Less -- Accumulated depreciation and
  amortization.........................        (4,027)           (5,038)           (5,194)
                                              -------           -------           -------
                                              $ 5,162           $ 6,242           $ 5,419
                                              =======           =======           =======

     In June 1997, the Company sold the former NDC building, with a carrying value of $0.7 million, for cash proceeds of $0.9 million. The gain on the sale is included in other, net in the consolidated statements of operations for the three months ended June 30, 1997.

NOTE 5. INVESTMENT IN 50% OWNED COMPANY:

     In November 1995, the Company completed the purchase of approximately 50% of the capital stock of Pharmaceutical Buyers, Inc. ("PBI"), a Colorado-based group purchasing organization. Pursuant to the transaction, the Company acquired approximately 50% of the voting and non-voting common stock of PBI for $3.75 million in cash. The Company's investment in PBI is accounted for under the equity method.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

     The Company's equity in the net income of PBI totaled $88,000, $410,000 and $51,000, respectively, for 1996 and 1997 and for the three months ended June 30, 1997, which is net of amortization of goodwill associated with its investment in PBI of $92,000, $276,000 and $69,000 for these respective fiscal periods. The PBI goodwill is being amortized using the straight line method over a period of 25 years. During 1997, the Company received a cash dividend of $300,000 from PBI, which was recorded as a reduction in the carrying amount of the investment. In February 1998, the Company received a similar cash dividend of $350,000 from PBI.

     Summarized balance sheet information for PBI for its fiscal year ended December 31, 1997 and for the period ended June 30, 1997 (unaudited) included current assets of $3.0 million and $2.5 million, noncurrent assets of $1.0 million and $1.0 million, current liabilities of $1.1 million and $1.2 million and noncurrent liabilities of $7.0 million and $7.1 million, respectively. Summarized income statement information for PBI for its fiscal year ended December 31, 1997 and for the three months ended June 30, 1997 (unaudited) included net revenues of $5.6 million and $1.3 million and income from continuing operations and net income of $1.3 million and $0.3 million, respectively.

     The remaining shareholders of PBI have the option to exchange their ownership interests in PBI for shares of the Company's common stock under the terms of the original purchase agreement. The potential impact of any such conversions has been determined to be non-dilutive in all periods presented (see
Note 17).

NOTE 6. OTHER ASSETS:

     Other assets include deferred debt issuance costs of $0.6 million, $0.7 million and $0.7 million, respectively, at March 29, 1996, March 28, 1997 and June 30, 1997 that are amortized over the periods the related debt is outstanding. Accumulated amortization amounted to $0.4 million, $0.5 million and $0.5 million, respectively, at March 29, 1996, March 28, 1997 and June 30, 1997. Amortization of deferred debt issuance costs totaled $75,000 in 1995, $71,000 in 1996, $73,000 in 1997 and $20,000 for the three month period ended June 30, 1997, and is included in interest expense in the Consolidated Statements of Operations.

NOTE 7. INTANGIBLE ASSETS:

     Intangible assets consist of the following (in thousands):

                                         MARCH 29, 1996    MARCH 28, 1997    JUNE 30, 1997
                                         --------------    --------------    -------------
Excess of purchase price over fair
  value of net assets acquired.........     $16,475           $16,475           $16,475
Less -- Accumulated amortization.......      (1,437)           (1,850)           (1,954)
                                            -------           -------           -------
                                            $15,038           $14,625           $14,521
                                            =======           =======           =======

     The excess of purchase price over the fair value of net assets acquired is being amortized using the straight-line method over a period of 40 years. Amortization of intangible assets totaled $0.2 million in 1995, $0.4 million in 1996, $0.4 million in 1997 and $0.1 million for the three-month period ended June 30, 1997.

     In the third quarter of its fiscal year ending June 30, 1998, the excess of purchase price over the fair value of net assets acquired was reduced by $4.1 million to reflect the reversal of the deferred tax asset valuation allowance related to acquired net operating loss, alternative minimum tax and charitable contribution carryforwards (see Note 14).

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

NOTE 8. LONG-TERM DEBT:

     Long-term debt consists of the following (in thousands):

                                           MARCH 29, 1996    MARCH 28, 1997    JUNE 30, 1997
                                           --------------    --------------    -------------
Revolving line of credit with banks....       $40,000           $40,000           $30,147
Subordinated notes payable to insurance
  company..............................         2,167             1,083             1,083
Convertible subordinated notes payable
  to insurance company.................         1,750             1,750             1,750
Subordinated notes to former
  shareholders.........................           325               325               325
Missouri First Link loan...............            --             1,495             1,495
Other, including capital lease
  obligations..........................           157                15                 3
                                              -------           -------           -------
                                              $44,399           $44,668           $34,803
Less -- Current maturities.............        (1,209)           (3,138)           (3,127)
                                              -------           -------           -------
                                              $43,190           $41,530           $31,676
                                              =======           =======           =======

     As of June 30, 1997, the revolving line of credit had a maximum borrowing capacity of $50 million, plus a supplemental facility in an aggregate amount of up to $10 million during the months of December through June of each year. Under the loan agreement, the total amount of loans and letters of credit outstanding at any time may not exceed the lesser of an amount based on percentages of eligible inventories and accounts receivable (the borrowing base formula), or $50 million, plus the supplemental facility, if applicable. Generally, advances bear interest at prime plus .75% per annum (8.25% prime rate at March 29, 1996 and 8.5% prime rate at March 28, 1997) payable monthly. The Company has an option to pay interest on a specified amount not less than $1 million at the London Interbank Offered Rate (LIBOR) plus 2.5%. Such interest periods are of a one-, three-, or six-month duration. In May 1997, the Company amended the terms of the revolving line of credit such that advances bear interest at the daily LIBOR plus 1.7% or at the prime rate (8.5% prime rate at June 30, 1997) plus
 .50% per annum. At March 29, 1996, March 28, 1997 and June 30, 1997, all of the Company's borrowings bore interest at a weighted average LIBOR-based rate of 7.837%, 7.938% and 7.388%, respectively. The Company was required to pay an annual facility fee of $139,000 through December 10, 1995 and $206,000 thereafter. At March 29, 1996, March 28, 1997 and June 30, 1997, the borrowing base formula amounted to $43.9 million, $50.7 million and $50.0 million, respectively. At March 29, 1996, March 28, 1997 and June 30, 1997, the unused portion of the line of credit amounted to $3.9 million, $10.2 million and $19.3 million, respectively. The agreement expires December 10, 2000, and, therefore, the related debt has been classified as long-term. Beginning December 10, 2000, the agreement can be renewed for one-year periods upon mutual consent. The revolving line of credit is secured by all of the Company's eligible accounts receivable and inventories.

     The subordinated notes payable to an insurance company bear interest at 11%, payable semiannually, and are comprised of nonconvertible notes of $1.1 million and convertible notes of $1.75 million. Principal on the nonconvertible notes was paid in full on December 29, 1997 and the convertible notes payable were converted into 530,978 shares of the Company's common stock at a price of $3.30 per share. The debt conversion was recorded as a component of stockholders' equity in the March 31, 1998 consolidated balance sheets.

     In December 1996, the Company obtained a $1.5 million equipment loan from a bank through the Missouri First Link program ("Missouri First") to finance certain capital expenditures at its leased Cape Girardeau, Missouri facility. During the first year of the four-year agreement, which is secured by certain property and equipment and leasehold improvements, the Missouri First loan bears interest at 5.95% and requires monthly interest payments. At the end of the first year of the agreement, the Company must reapply for the Missouri First program with approval dependent upon the Company meeting certain criteria related to

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES job creation and economic development in the Cape Girardeau area. If approved, the loan will bear interest at a fixed rate of seventy percent of the bank's current prime rate (8.5% at June 30, 1997) plus 1/2%; otherwise, interest will be charged at the bank's current prime rate plus 1/2%. The Missouri First loan requires a principal payment of $183,000 at the end of the first year of the agreement. If approved for continuation in the Missouri First program, interest will continue to be paid monthly plus a $438,000 principal reduction at the end of the second year of the agreement; after such time, the loan requires monthly payments of $36,000 plus interest until maturity in December 2000. In December 1997, the Missouri First loan was renewed at an annual interest rate of 6.45%.

     In October 1994, the Company issued subordinated notes in the amount of $0.3 million to former shareholders of NDC in connection with the acquisition of NDC. The notes bear interest at 9%, payable quarterly. Principal on the notes is due in three equal annual installments beginning October 31, 1997. In addition, the Company issued unsecured notes in the aggregate principal amount of $0.4 million to certain former shareholders of NDC replacing outstanding debt obligations of NDC. Such unsecured notes were paid in October 1995 plus interest at prime plus 1%.

     The Company is required under the terms of its debt agreements to comply with certain financial covenants, including those related to the maintenance of current ratio, tangible net worth and debt service and interest coverage ratios. The Company also is limited in its ability to make loans and investments, enter into leases, make capital expenditures or incur additional debt, among other things, without the consent of its lenders.

     At June 30, 1997, maturities of long-term debt, excluding capital lease obligations, are as follows (in thousands):

        FISCAL YEAR ENDING
             JUNE 30,
        ------------------
     1998..........................  $ 3,127
     1999..........................      655
     2000..........................      546
     2001..........................   30,475
                                     -------
                                     $34,803
                                     =======

     At March 29, 1996, March 28, 1997 and June 30, 1997, the fair value of long-term debt approximated its current carrying value.

NOTE 9. COMMITMENTS AND CONTINGENCIES:

     The Company leases office and warehouse space and other equipment through noncancelable operating leases. Rental expense under operating leases was $0.2 million, $0.4 million, $0.7 million and $0.2 million in 1995, 1996, 1997 and for the three month period ended June 30, 1997, respectively. Minimum rental payments under these leases with initial or remaining terms of one year or more at June 30, 1997, are $2.7 million and payments during the succeeding five years are: 1998 $0.8 million; 1999 $0.7 million; 2000 $0.4 million; 2001 $0.4 million;
2002 $0.4 million.

     There are various pending claims and lawsuits arising out of the normal course of the Company's business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 10. NONRECURRING EXPENSES:

     In October 1995, the Company completed the consolidation of the operations of its subsidiaries NDC and KII into one facility in Minneapolis. As a result of the acquisition and consolidation of NDC and KII, the

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

Company incurred additional nonrecurring expenses of $1.3 million. Prior to the consolidation, the Company incurred approximately $0.8 million of fixed operating expenses at NDC which are not expected to be incurred at the consolidated facility. In addition, approximately $0.5 million of costs were incurred in conjunction with the Company's decision to consolidate NDC and KII.

NOTE 11. STOCK OPTIONS:

     In April 1992, the Company adopted a Long-Term Incentive Plan that authorized the Compensation Committee of the Board of Directors (the Committee) to grant key employees and officers of the Company incentive or non-qualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. Options to purchase up to 200,000 shares of common stock were authorized under the Long-Term Incentive Plan. The Committee determines the price and terms at which awards may be granted, along with the duration of the restriction periods and performance targets. In August 1997, the Company's shareholders approved an amendment to the Plan to increase the number of shares available for grant to 500,000 shares. Stock options granted under the Long-Term Incentive Plan are not exercisable earlier than six months from the date of grant (except in the case of death or disability of the employee holding the same), nor later than ten years from the date of grant. In January 1997, 67,999 non-qualified and incentive stock options outstanding under the Company's Long-Term Incentive Plan, with exercise prices ranging from $3.875 to $7.00 per share, were canceled and replaced with an equivalent number of non-qualified and incentive options with an exercise price equal to the then fair market price of the stock of $3.75 per share.

     In February 1993, the Board of Directors of the Company adopted the D&K Wholesale Drug, Inc. 1993 Stock Option Plan (the 1993 Plan) to grant key employees of the Company non-qualified stock options to purchase up to 350,000 shares of the Company's common stock. The 1993 Plan is administered by the Company's Board of Directors, which determines the price and terms at which awards may be granted. Stock options granted under the 1993 Plan are immediately exercisable from the date of grant and expire not later than ten years from the date of grant. The exercise price of all options granted pursuant to the 1993 Plan was equal to the fair market value of stock on the respective dates of grant. In January 1997, 60,000 non-qualified stock options outstanding under the 1993 Plan with exercise prices ranging from $3.875 to $7.00 per share, were canceled and replaced with an equivalent number of non-qualified stock options with an exercise price equal to the fair market price of the stock of $3.75 per share.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

     Changes in options outstanding under the Company's Long-Term Incentive Plan and the 1993 Plan are as follows:

                                                                        WEIGHTED AVERAGE
                                                  NUMBER OF SHARES       EXERCISE PRICE
                                                  ----------------      ----------------
Outstanding at April 1, 1994..................          58,699               $3.71
Granted Fiscal 1995...........................         113,999                4.68
Canceled Fiscal 1995..........................          (5,500)               3.51
Exercised Fiscal 1995.........................          (6,333)               3.38
                                                      --------               -----
Outstanding at March 31, 1995.................         160,865                4.42
Granted Fiscal 1996...........................          92,164                7.00
Exercised Fiscal 1996.........................         (43,834)               5.05
Canceled Fiscal 1996..........................         (19,998)               6.14
                                                      --------               -----
Outstanding at March 29, 1996.................         189,197                5.35
Granted Fiscal 1997...........................         252,332                4.74
Canceled Fiscal 1997..........................        (209,164)               6.31
Exercised Fiscal 1997.........................         (25,666)               3.65
                                                      --------               -----
Outstanding at March 28, 1997.................         206,699                3.84
Granted three months ended June 30, 1997......          86,000                5.63
                                                      --------               -----
Outstanding at June 30, 1997..................         292,699               $4.36
                                                      ========               =====

     Stock options exercisable at March 31, 1995, March 29, 1996, March 28, 1997 and June 30, 1997 were 100,865, 159,197, 179,699 and 231,699, respectively, with a weighted average exercise price of $3.56, $5.25, $3.78 and $4.20, respectively. The weighted average remaining contractual terms for all outstanding options was 8.55 years at June 30, 1997.

     In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized in the consolidated financial statements for the stock option plans. If the Company had elected to recognize compensation expense based upon the fair value of the options granted at the grant date as prescribed by SFAS 123, pro forma net income (loss) and earnings (loss) per share would have been as follows (in thousands, except per share data):

                                                                     THREE MONTHS ENDED
                                                 1996        1997      JUNE 30, 1997
                                                -------      -----   ------------------
Net income (loss) -- as reported............    $(1,109)     $ 739         $ 363
Net income (loss) -- pro forma..............    $(1,398)     $ 464         $ 208
Earnings (loss) per share:
  Basic -- as reported......................    $ (0.37)     $0.24         $0.12
  Basic -- pro forma........................    $ (0.47)     $0.15         $0.07
  Diluted -- as reported....................    $ (0.37)     $0.24         $0.11
  Diluted -- pro forma......................    $ (0.47)     $0.15         $0.07

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

                                                                      THREE MONTHS ENDED
                                             1996          1997         JUNE 30, 1997
                                          ----------    ----------    ------------------
Risk free interest rates..............    5.68%         5.78%         5.49%
Expected life of options..............    6.1 years     6.2 years     6.8 years
Volatility of stock price.............    85%           83%           60%
Expected divided yield................    0%            0%            0%
Fair value of options.................    $5.22         $3.43         $3.59

     Compensation expense based on the fair value of options granted prior to April 1, 1995 were not included in the preceding pro forma calculations. Therefore, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTE 12. WARRANTS:

     The Company has outstanding warrants to purchase 22,072 shares of common stock at a price of $0.005 per share. These warrants are exercisable only at such time as a principal investor receives, following a merger or sale of all or substantially all of the assets of the Company, in excess of a 30% compounded annual rate of return on its investment in common stock of the Company. The warrants were not exercisable at June 30, 1997, and will expire in December 1999. The Company does not believe the conditions to the exercise of the warrants will ever be satisfied.

     In June 1994, the Company entered into a letter agreement with a research firm to produce reports with respect to the Company's publicly traded equity securities. The term of the agreement was 13 months and in consideration for the research reports, the Company granted the firm warrants to purchase up to 70,000 shares of the Company's common stock at an exercise price equal to the closing price of the stock on the date of the agreement, which was $4.125 per share. The warrants are exercisable for a period of three years from the date of the agreement. The research firm earned the warrants on a vesting schedule over the 13-month term of its services. Fifty percent of the warrants vested on the date of the agreement, an additional 25% vested upon issuance of a second research report in November 1994, and the final 25% vested upon issuance of a third research report in June 1995. The Company recorded expense of $61,000 and $9,000 in 1995 and 1996, respectively, related to these warrants. In June 1997, the Company agreed to extend the expiration of the warrants through June 1998, in exchange for additional research reports. The Company recorded expense of $77,000 based upon the estimated fair value of the warrants, as amended, during the three-month period ended June 30, 1997. At June 30, 1997, the research firm was vested in 70,000 warrants at a price of $4.125 per share. The research firm exercised the warrants in May 1998, resulting in the issuance of 70,000 shares of common stock of the Company, recorded at $288,750.

NOTE 13. OTHER INCOME (EXPENSE):

     The Company recorded a $0.3 million charge in 1996 to fully reserve for its investment in a wholesale alliance of which the probability of fully recovering its investment was remote.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

NOTE 14. INCOME TAXES:

     The components of the income tax provision (benefit) are as follows (in thousands):

                                                                      THREE MONTHS ENDED
                                          1995      1996      1997      JUNE 30, 1997
                                         ------    -------    ----    ------------------
Current tax provision (benefit)......    $1,129    $(1,044)   $177           $175
Deferred tax provision (benefit).....       (60)       655     363            105
                                         ------    -------    ----           ----
Income tax provision (benefit).......    $1,069    $  (389)   $540           $280
                                         ======    =======    ====           ====

     The actual income tax provision (benefit) differs from the expected income tax provision (benefit), computed by applying the respective U.S. statutory Federal tax rates of 34% to income before income tax provision (benefit), as follows (in thousands):

                                                                     THREE MONTHS ENDED
                                           1995     1996     1997      JUNE 30, 1997
                                          ------    -----    ----    ------------------
Current expected income tax provision
  (benefit)...........................    $  843    $(509)   $435           $219
Amortization of intangible assets not
  deductible for income tax
  purposes............................        65      172     234             58
Equity in net income of 50% owned
  company not taxable for income tax
  purposes............................        --      (49)   (186)           (33)
State income taxes net of Federal
  benefit.............................       114      (49)     61             29
Other, net............................        47       46      (4)             7
                                          ------    -----    ----           ----
                                          $1,069    $(389)   $540           $280
                                          ======    =====    ====           ====

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

     At March 29, 1996, March 28, 1997 and June 30, 1997, the tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                   THREE MONTHS ENDED
                                                              1996       1997        JUNE 30, 1997
                                                             -------    -------    ------------------
Deferred tax assets:
  Allowance for doubtful accounts........................    $   347    $   299         $   279
  Accrued liabilities....................................        302        235             291
  Capital lease obligations..............................         41         29              41
  Inventories............................................        666        671             579
  Net operating loss carryforwards.......................      4,172      4,172           4,126
  Alternative minimum tax and contribution
     carryforwards.......................................        298        201             342
  Other..................................................         19         43             124
                                                             -------    -------         -------
     Total deferred tax assets...........................    $ 5,845    $ 5,650         $ 5,782
                                                             -------    -------         -------
Deferred tax liabilities:
  Accounts receivable....................................         --         --         $  (426)
  Property and equipment.................................    $   (36)   $  (167)            (90)
  Inventories............................................     (4,133)    (4,160)         (4,157)
  Other..................................................        (35)       (45)            (58)
                                                             -------    -------         -------
     Total deferred tax liabilities......................    $(4,204)   $(4,372)        $(4,731)
                                                             -------    -------         -------
Valuation allowance......................................     (4,231)    (4,231)         (4,109)
                                                             -------    -------         -------
  Net deferred tax liabilities...........................    $(2,590)   $(2,953)        $(3,058)
                                                             =======    =======         =======

     In connection with the acquisitions of NDC and KII in 1995, net deferred tax liabilities of $4.1 million were established for the differences in the income tax basis of assets and liabilities acquired and their carrying amounts for financial reporting purposes. In addition, deferred tax assets of $4.0 million were recorded with respect to net operating loss carryforwards, contribution carryforwards, and alternative minimum tax carryforwards that were generated by NDC and KII prior to the acquisitions. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code and if not utilized by the Company, the net operating loss carryforwards will expire beginning in fiscal year 2007. At March 29, 1996 and March 28, 1997, the Company recorded a valuation allowance of $4.2 million primarily due to the uncertainty of utilizing the pre-acquisition operating losses and other carryforwards. During 1996, the previously recorded valuation allowance decreased by $1.4 million with a corresponding decrease in the excess purchase price over the fair value of net assets acquired.

     During the three-month period ended June 30, 1997, the Company utilized $306,000 of the net operating loss carryforwards as a deduction against taxable income for that period. Accordingly, the recorded valuation allowance and the excess of purchase price over the fair value of net assets acquired were adjusted for $122,000 to reflect the utilization at June 30, 1997.

     In the third quarter of its fiscal year ending June 30, 1998, based upon its current taxable earnings and forecasted earnings levels for future years, the Company determined that it was more likely than not that the remaining acquired net operating loss, contribution and alternative minimum tax credit carryforwards would be utilized against consolidated taxable income in the current and future years. Therefore, the recorded valuation allowance of $4.1 million was released resulting in a corresponding increase to deferred tax assets and a reduction in the excess of purchase price over the fair value of net assets acquired. The Company anticipates that it will be able to utilize $3.2 million of the net operating loss carryforwards for its fiscal year ending June 30, 1998. The annual net operating loss limitation for future years is $1.0 million.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

NOTE 15. EARNINGS (LOSS) PER SHARE:

     The Company adopted SFAS 128, "Earnings per Share," in the second quarter of its fiscal year ending June 30, 1998. All earnings and share amounts have been restated in accordance with SFAS 128.

     The reconciliation of the numerator and denominator of the basic and diluted earnings per common share computations are as follows (in thousands, except for per share amounts):

                                                                 1995
                                               -----------------------------------------
                                                 INCOME          SHARES        PER-SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
BASIC EARNINGS PER SHARE:
  Net income available to common
     shareholders............................    $1,409         2,547,334        $0.55
EFFECT OF DILUTED SECURITIES:
  Options and warrants.......................                      35,817
  Convertible subordinated notes.............       116           530,978
                                                 ------         ---------
DILUTED EARNINGS PER SHARE:
  Net income available to common shareholders
     plus assumed conversions................    $1,525         3,114,129        $0.49
                                                 ------         ---------

                                                                 1996
                                               -----------------------------------------
                                                 INCOME          SHARES        PER-SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
BASIC EARNINGS PER SHARE:
  Net income available to common
     shareholders............................    $(1,109)       2,971,117       $(0.37)
EFFECT OF DILUTED SECURITIES:
  Options and warrants(1)....................
  Convertible subordinated notes(1)..........
                                                 -------        ---------
DILUTED EARNINGS PER SHARE:
  Net income available to common shareholders
     plus assumed conversions................    $(1,109)       2,971,117       $(0.37)
                                                 -------        ---------

                                                                 1997
                                               -----------------------------------------
                                                 INCOME          SHARES        PER-SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
BASIC EARNINGS PER SHARE:
  Net income available to common
     shareholders............................     $739          3,033,536        $0.24
EFFECT OF DILUTED SECURITIES:
  Options and warrants.......................                      24,429
  Convertible subordinated notes.............      116            530,978
                                                  ----          ---------
DILUTED EARNINGS PER SHARE:
  Net income available to common shareholders
     plus assumed conversions................     $855          3,588,943        $0.24
                                                  ----          ---------

-------------------------
(1) Effect of securities is antidilutive.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                                                   THREE MONTHS ENDED JUNE 30, 1997
                                               -----------------------------------------
                                                 INCOME          SHARES        PER-SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
BASIC EARNINGS PER SHARE:
  Net income available to common
     shareholders............................     $363          3,054,994        $0.12
EFFECT OF DILUTED SECURITIES:
  Options and warrants.......................                      40,859
  Convertible subordinated notes.............       29            530,978
                                                  ----          ---------
DILUTED EARNINGS PER SHARE:
  Net income available to common shareholders
     plus assumed conversions................     $392          3,626,831        $0.11
                                                  ----          ---------        -----

                                                   NINE MONTHS ENDED MARCH 28, 1997
                                                              (UNAUDITED)
                                               -----------------------------------------
                                                 INCOME          SHARES        PER-SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
BASIC EARNINGS PER SHARE:
  Net income available to common
     shareholders............................     $627          3,039,195        $0.21
EFFECT OF DILUTED SECURITIES:
  Options and warrants.......................                      27,278
  Convertible subordinated notes.............       87            530,978
                                                  ----          ---------
DILUTED EARNINGS PER SHARE:
  Net income available to common shareholders
     plus assumed conversions................     $714          3,597,451        $0.20
                                                  ----          ---------

                                                   NINE MONTHS ENDED MARCH 31, 1998
                                                              (UNAUDITED)
                                               -----------------------------------------
                                                 INCOME          SHARES        PER-SHARE
                                               (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                               -----------    -------------    ---------
BASIC EARNINGS PER SHARE:
  Net income available to common
shareholders.................................    $2,283         3,244,501        $0.70
EFFECT OF DILUTED SECURITIES:
  Options and warrants.......................                     189,475
  Convertible subordinated notes.............        60           355,970
                                                 ------         ---------
DILUTED EARNINGS PER SHARE:
  Net income available to common shareholders
     plus assumed conversions................    $2,343         3,789,946        $0.62
                                                 ------         ---------

NOTE 16. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     The Financial Accounting Standards Board recently issued SFAS No. 130 "Reporting Comprehensive Income," which requires that an enterprise report, by major component and as a single total, the change in its net assets during the period from nonowner sources; SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers; SFAS No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits and expands

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES disclosures on changes in benefit obligations and fair values of plan assets; and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives be recognized as either assets or liabilities in the statement of financial position at fair value. The Company is required to adopt the provisions of SFAS 130, 131 and 132 in fiscal 1999 and SFAS 133 in fiscal 2000. Adoption of these statements is not expected to impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.

NOTE 17. SUBSEQUENT EVENTS:

     The Company plans to file a Registration Statement on Form S-2 for the offering of 1.63 million shares of the Company's common stock for sale to the public (the Offering). The Offering includes 1.2 million shares to be sold by the Company, 250,000 shares to be sold by existing shareholders and 180,000 shares to be sold by the holder upon the Company's exchange of such shares for an additional 18% equity interest in PBI to occur simultaneous with the Offering. Upon consummation of this transaction, the Company will own 68% of the capital stock of PBI. Accordingly, the financial statements of PBI will be consolidated with those of the Company for all periods subsequent to the transaction.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
  Pharmaceutical Buyers, Inc.:

     We have audited the accompanying balance sheets of PHARMACEUTICAL BUYERS, INC. (an Arkansas corporation) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharmaceutical Buyers, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP

Denver, Colorado
March 6, 1998

                          PHARMACEUTICAL BUYERS, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                    1997            1996
                                                                ------------    ------------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)........................    $  1,190,409    $  2,077,511
  Available-for-sale investments (Note 2)...................         506,085         485,922
  Receivables (Note 2)......................................       1,290,784       1,257,239
  Other current assets......................................          33,313          54,816
                                                                ------------    ------------
     Total current assets...................................       3,020,591       3,875,488
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $206,724 and $154,194, respectively.......................         155,213         159,172
DEFERRED INCOME TAXES (Note 5)..............................         107,721          43,863
OTHER ASSETS, net (Note 2)..................................         719,017         982,568
                                                                ------------    ------------
     Total assets...........................................    $  4,002,542    $  5,061,091
                                                                ============    ============
           LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................    $     20,163    $     48,897
  Accrued expenses..........................................         243,547         207,878
  Deferred revenue (Note 2).................................         293,338         245,909
  Income taxes payable......................................          31,977         666,957
  Current deferred income taxes (Note 5)....................         293,559         283,380
  Current portion of other long-term payables (Note 4)......         185,290         204,736
                                                                ------------    ------------
     Total current liabilities..............................       1,067,874       1,657,757
NOTES PAYABLE AND OTHER LONG-TERM PAYABLES (Note 4).........       6,985,320       8,160,649
                                                                ------------    ------------
     Total liabilities......................................       8,053,194       9,818,406
                                                                ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' DEFICIT (Note 3):
  Class A common stock, $.01 par value, 500 shares
     authorized, 66 shares issued and outstanding...........               1               1
  Class B common stock, $.01 par value, 500 shares
     authorized, 84 shares issued and outstanding...........               1               1
  Additional paid-in capital................................       5,766,681       5,766,681
  Retained earnings.........................................       2,782,665       2,076,002
  Treasury stock............................................     (12,600,000)    (12,600,000)
                                                                ------------    ------------
     Total stockholders' deficit............................      (4,050,652)     (4,757,315)
                                                                ------------    ------------
     Total liabilities and stockholders' deficit............    $  4,002,542    $  5,061,091
                                                                ============    ============

  The accompanying notes to financial statements are an integral part of this balance sheet.

                          PHARMACEUTICAL BUYERS, INC.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                   1997          1996
                                                                ----------    ----------
REVENUE:
  Administrative fees.......................................    $4,893,479    $4,815,708
  Membership fees...........................................       745,462       686,542
                                                                ----------    ----------
       Total revenue........................................     5,638,941     5,502,250
                                                                ----------    ----------
EXPENSES:
  Operating.................................................     1,436,791     1,270,420
  Selling, general and administrative.......................     1,115,404     1,159,538
  Depreciation and amortization.............................       289,136       289,497
                                                                ----------    ----------
       Total expenses.......................................     2,841,331     2,719,455
                                                                ----------    ----------
       Income from operations...............................     2,797,610     2,782,795
                                                                ----------    ----------
OTHER INCOME (EXPENSE):
  Interest expense..........................................      (787,318)     (899,352)
  Other income, net.........................................       105,285       145,379
                                                                ----------    ----------
       Total other expense, net.............................      (682,033)     (753,973)
                                                                ----------    ----------
INCOME BEFORE INCOME TAX PROVISION..........................     2,115,577     2,028,822
INCOME TAX PROVISION (Note 5)...............................      (808,914)     (810,881)
                                                                ----------    ----------
NET INCOME..................................................    $1,306,663    $1,217,941
                                                                ==========    ==========

  The accompanying notes to financial statements are an integral part of this statement.

                          PHARMACEUTICAL BUYERS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                  COMMON STOCK      ADDITIONAL
                                ----------------     PAID-IN       RETAINED       TREASURY
                                SHARES    AMOUNT     CAPITAL       EARNINGS        STOCK           TOTAL
                                ------    ------    ----------    ----------    ------------    -----------
BALANCES,
  December 31, 1995.........     150        $2      $5,766,681    $  858,061    $(12,600,000)   $(5,975,256)
     Net income.............      --        --              --     1,217,941              --      1,217,941
                                 ---        --      ----------    ----------    ------------    -----------
BALANCES,
  December 31, 1996.........     150         2       5,766,681     2,076,002     (12,600,000)    (4,757,315)
     Net income.............      --        --              --     1,306,663              --      1,306,663
     Dividends paid.........      --        --              --      (600,000)             --       (600,000)
                                 ---        --      ----------    ----------    ------------    -----------
BALANCES,
  December 31, 1997.........     150        $2      $5,766,681    $2,782,665    $(12,600,000)   $(4,050,652)
                                 ===        ==      ==========    ==========    ============    ===========

  The accompanying notes to financial statements are an integral part of this statement.

                          PHARMACEUTICAL BUYERS, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                   1997          1996
                                                                ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................    $1,306,663    $1,217,941
  Adjustments to reconcile net income to net cash provided
     by operating activities --
       Depreciation and amortization........................       289,136       289,497
       Gain on sales of investments, net....................            --       (11,446)
       Deferred income tax benefit..........................       (53,679)      (55,187)
       Other................................................       (20,163)           --
       Changes in assets and liabilities --
          Increase in receivables...........................       (33,545)     (154,919)
          Decrease (increase) in other assets...............        51,207       (44,790)
          Decrease in accounts payable......................       (28,734)       (3,688)
          Increase (decrease) in accrued expenses...........        35,669       (46,216)
          Increase in deferred revenue......................        47,429       112,259
          (Decrease) increase in income taxes payable.......      (634,980)      602,317
                                                                ----------    ----------
            Net cash provided by operating activities           959,003...     1,905,768
                                                                ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment.......................       (51,330)      (60,823)
  Proceeds from sales of investments........................            --        69,249
  Purchase of investments...................................            --      (543,455)
                                                                ----------    ----------
            Net cash used in investing activities...........       (51,330)     (535,029)
                                                                ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid............................................      (600,000)           --
  Payments on notes payable and other long-term payables....    (1,194,775)     (168,850)
                                                                ----------    ----------
            Net cash used in financing activities...........    (1,794,775)     (168,850)
                                                                ----------    ----------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS..........................................      (887,102)    1,201,889
CASH AND CASH EQUIVALENTS, at beginning of year.............     2,077,511       875,622
                                                                ----------    ----------
CASH AND CASH EQUIVALENTS, at end of year...................    $1,190,409    $2,077,511
                                                                ==========    ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest....................................    $  798,550    $  897,164
                                                                ==========    ==========
  Cash paid for income taxes................................    $1,497,573    $  129,200
                                                                ==========    ==========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
  In 1996, the Company contributed to Vista Purchasing
  Partners, L.L.C the balance of its accounts receivable
  from Vista of $40,379 as its initial contribution to the
  joint venture (Note 6)

  The accompanying notes to financial statements are an integral part of this statement.

                          PHARMACEUTICAL BUYERS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1997 AND 1996

(1) ORGANIZATION

     Pharmaceutical Buyers, Inc. ("PBI" or the "Company"), is a group purchasing organization. PBI aggregates buying power for its members in order to negotiate favorable contracts with pharmaceutical and medical supply manufacturers and distributors. PBI's members include long-term care providers, home infusion providers, home medical equipment dealers, medical distributors and other healthcare providers. The Company's revenue is derived from membership fees paid by members and administrative fees paid by manufacturers and distributors.

     In November 1995, in connection with the Stock Purchase and Redemption Agreement (Note 3), the Company restated and amended its Articles of Incorporation to authorize 500 shares of $.01 par value Class A voting common stock and 500 shares of $.01 par value Class B non-voting common stock. On November 30, 1995, as discussed in Note 3, the Company was recapitalized (the "Recapitalization") by way of the issuance of debt and equity, and the repurchase of common stock for the Company's treasury.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual method of accounting. Investment in joint venture is accounted for using the equity method (Note 6).

     Cash and Cash Equivalents and Available-For-Sale Investments

     Cash and cash equivalents include cash and investments with original maturities of three months or less and which are not subject to significant risk from changes in interest rates. Available-for-sale investments include those investments expected to be held between three and twelve months. At December 31, 1997 and 1996, all investments were classified as available-for-sale and, therefore, were accounted for at fair market value. The carrying value of all investments approximated fair market value.

     Property and Equipment

     Property and equipment is stated at cost. Depreciation and amortization are charged to operations using primarily accelerated depreciation methods over the estimated useful lives of the various classes of assets, which vary from 5 to 39 years.

     Non-Compete Agreements

     Non-compete agreements have been recorded by the Company as a result of the Recapitalization discussed in Note 3. Such intangible assets are being amortized over a four-year period from the date of the Recapitalization (November 30, 1995). At December 31, 1997 and 1996, non-compete agreements of $783,965 are recorded, net of accumulated amortization of $391,983 and $195,991, respectively. The noncompete agreements are included in other assets in the accompanying balance sheets.

     Debt Issuance Costs

     Costs associated with the debt transactions discussed in Note 4 are being amortized over the term of the related debt, which approximates the effective interest method of amortization. At December 31, 1997 and 1996, deferred debt issuance costs of $388,584 is recorded, net of accumulated amortization of $77,712 and $42,094, respectively, and is included in other assets in the accompanying balance sheets.

                          PHARMACEUTICAL BUYERS, INC.

     Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective basis for income tax purposes. The Company files their income tax returns under the cash basis. Deferred tax assets and liabilities are measured and recorded using enacted tax rates in effect for the year in which those temporary difference are expected to be recorded or settled.

     Receivables and Deferred Revenue

     The Company derives its revenue primarily from two sources. The Company charges annual membership dues to its members. Membership dues are billed in advance throughout the year depending on the member's anniversary date. The Company also receives contract administrative fees from medical supply and pharmaceutical manufacturers and distributors. These fees are usually paid monthly or quarterly, in arrears, depending on the supplier. The amounts paid to the Company by manufacturers and distributors are based on the volume of purchases by the Company's members.

     At December 31, 1997 and 1996, the Company had recorded approximately $1,279,000 and $1,257,000, respectively, of administrative fees receivable. This amount is based on Company estimates of the volume of purchases by its members based on information provided by manufacturers and distributors. Management believes that all administrative fees receivable are fully collectible. Additionally, as of December 31, 1997 and 1996, approximately $293,000 and $246,000, respectively, of membership dues have been received in advance, and are recorded in the accompanying balance sheets as deferred revenue, to be recognized ratably over their one year membership period.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Asset Impairment

     The Company reviews its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the asset would be impaired if the undiscounted future cash flows related to the asset did not exceed the net book value.

(3) RECAPITALIZATION

     On November 30, 1995, the Company completed the Recapitalization. As a result of this Recapitalization, the Company: (1) sold shares of its Class A common stock and Class B common stock for $6,000,000, (2) repurchased shares of its Class A common stock for $12,600,000, and (3) borrowed $6,450,000 through Senior Secured Notes and $1,300,000 through Senior Secured Convertible Notes from Massachusetts Mutual Life Insurance Company and affiliates ("Mass Mutual"), due in November 2005 (Note 4).

     Also as part of the Agreement, the Company entered into non-compete agreements with the two original stockholders to be paid over a period ending October 1999 (Note 4).

                          PHARMACEUTICAL BUYERS, INC.

(4) NOTES PAYABLE AND OTHER LONG-TERM PAYABLES

     Notes payable and other long-term payables at December 31 are as follows:

                                                                 1997          1996
                                                              ----------    ----------
Senior Secured Notes, payable to a stockholder (Mass
  Mutual); collateralized by substantially all assets of the
  Company; interest payable semi-annually at 10.5%; annual
  principal payments commencing November 30, 1999, of
  $921,429 until paid in full by November 2005; available
  for prepayment subject to a maximum annual and aggregate
  prepayment amount, as defined.............................  $5,450,000    $6,450,000
Senior Secured Convertible Notes, payable to a stockholder
  (Mass Mutual); collateralized by substantially all assets
  of the Company; interest payable semi-annually at 10.5%;
  due November 30, 2005; available for prepayment subject to a maximum annual and aggregate prepayment amount, as
  defined; convertible into 26 Class A common shares at
  $50,000 per share.........................................   1,300,000     1,300,000
Non-compete agreements payable; noninterest bearing
  installments (discounted using 10.5% rate); due in
  semi-annual installments through 1999.....................     420,610       615,385
                                                              ----------    ----------
                                                               7,170,610     8,365,385
Less: Current portion.......................................    (185,290)     (204,736)
                                                              ----------    ----------
                                                              $6,985,320    $8,160,649
                                                              ==========    ==========

     Principal repayments of notes payable and other long-term payables at December 31, 1997, are summarized as follows:

1998........................................................  $  185,290
1999........................................................   1,156,749
2000........................................................     921,429
2001........................................................     921,429
2002........................................................     921,429
Thereafter..................................................   3,064,284
                                                              ----------
                                                              $7,170,610
                                                              ==========

(5) INCOME TAXES

     The income tax provision consists of the following for the years ended December 31:

                                                           1997           1996
                                                         --------       --------
Current:
  Federal..............................................  $735,661       $776,183
  State................................................   126,932         89,885
                                                         --------       --------
                                                          862,593        866,068
                                                         --------       --------
Deferred:
  Federal..............................................   (50,824)       (52,428)
  State................................................    (2,855)        (2,759)
                                                         --------       --------
                                                          (53,679)       (55,187)
                                                         --------       --------
Income tax provision...................................  $808,914       $810,881
                                                         ========       ========

                          PHARMACEUTICAL BUYERS, INC.

     The significant components of the Company's net deferred liability at December 31 are as follows:

                                                           1997            1996
                                                         ---------       ---------
Current deferred tax assets (liabilities):
  Administrative fees receivable.....................    $(477,155)      $(468,950)
  Accounts payable...................................        7,521          18,239
  Accruals...........................................       85,993          77,538
  Deferred revenue...................................      109,415          91,724
  Other..............................................      (19,333)         (1,931)
                                                         ---------       ---------
          Net current deferred tax liabilities.......    $(293,559)      $(283,380)
                                                         =========       =========
Long-term deferred tax assets:
  Amortization of non-compete agreements.............    $ 107,721       $  43,863
                                                         =========       =========

     The following table reconciles the federal statutory income tax rate to the Company's effective income tax rate:

                                                                1997         1996
                                                                ----         ----
Provision for income taxes at federal statutory rate........    34.0%        34.0%
Nondeductible expenses......................................     0.7          1.5
Nontaxable investment income................................    (0.5)        (2.2)
State income taxes, net of federal benefit..................     3.6          3.3
Other.......................................................     0.4          3.4
                                                                ----         ----
Effective income tax rate...................................    38.2%        40.0%
                                                                ====         ====

(6) RELATED PARTY TRANSACTIONS

     The Company leases certain office space from a stockholder. The Company's management believes that the transaction is arms length and reflects market rates for similar space. Payments made for this lease were $90,231 and $89,635 for the years ended December 31, 1997 and 1996, respectively. The lease is noncancellable and expires May 31, 2000.

     During 1996, the Company paid fees of $35,008 to DASCO, an entity related by common ownership, for administrative activities. Also, prior to April 1996, the Company had a $50,000 certificate of deposit with a bank. This certificate of deposit served as security for a loan made by the bank to DASCO. In April 1996, DASCO defaulted on the loan and the certificate of deposit was used by the bank to pay down the loan. Both amounts have been reflected as selling, general and administrative expenses in the accompanying 1996 statement of operations. DASCO ceased operations during 1997.

     In May 1995, PBI and an entity owned by certain of the Company's officers (the "Officers") entered into a joint venture agreement and formed Vista Purchasing Partners, L.L.C. ("Vista"). Vista is owned 50% by PBI and 50% by this other entity. Vista was formed to pursue related aggregate purchasing opportunities with hospital-affiliated alternative sites. Vista had insignificant activity during 1995 and 1997. In 1996, Vista reimbursed PBI for contract labor costs of $62,000. PBI accounts for its investment in Vista under the equity method. The Company has recognized $32,378 as its share of Vista's net losses through December 31, 1997. Subsequent to yearend, Vista's management decided to cease operations in 1998.

     Effective June 1, 1995, the Company entered into an agreement to purchase the operations of Parental Alimentation Providers Association ("PAPA"). In accordance with the agreement, PAPA was entitled to all membership dues of existing PAPA members until June 1, 1996. At June 1, 1996, the Company exercised its option to purchase the operations of PAPA for no additional consideration. The operations of PAPA were

                          PHARMACEUTICAL BUYERS, INC.

merged with those of the Company from that date. During 1996, the Company reimbursed approximately $41,000 to PAPA for certain costs incurred prior to June 1, 1996, which are classified as selling, general and administrative expenses in the accompanying 1996 statement of operations.

     During November 1995, in connection with the Recapitalization discussed in
Note 3, the Company entered into a consulting agreement with one of the Officers for two years with annual payments of $150,000. This agreement expired on November 30, 1997.

(7) EMPLOYEE BENEFIT PLANS

     Deferred Contribution Plan

     In August 1996, the Company adopted a 401(k) plan for its employees, effective January 1, 1996. Under this plan, employees, who are at least 21 years old and have completed one year of service, as defined, are eligible to participate in the plan. The Company may contribute a discretionary matching contribution equal to a percentage of each employee's contribution plus an additional discretionary amount as determined by the Company. The Company matched 100% of the employees' contributions totaling approximately $45,000 and $24,000 during 1997 and 1996, respectively. No additional discretionary payments were made.

     Defined Benefit Plan

     In August 1996, the Company terminated its defined benefit pension plan, and in June 1997, all of the plan's obligations were settled. Prior to its termination, the terms of the plan stated that in order to be eligible for benefits under the plan, the employee must be 21 years of age or older, have completed 20 months of service, and recorded 1,000 hours of service during each year. The plan was subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company made contributions to the plan in accordance with actuarial projections, subject to the requirements of the Internal Revenue Code, as amended.

     In accordance with Statement of Financial Accounting Standards No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the plan's termination triggered a curtailment gain of approximately $46,000, which is included in other income, net in the accompanying 1996 statement of operations. The plan's settlement triggered a settlement loss of approximately $18,000, which is included in other income, net in the accompanying 1997 statement of operations.

     The following table reconciles the funded status of the plan with the amount reflected in the Company's December 31, 1997 and 1996 balance sheets:

                                                             1997         1996
                                                             ----       ---------
Accumulated benefit obligation.............................   $--       $(453,233)
                                                              ==        =========
Projected benefit obligation...............................   $--       $(453,233)
Fair value of plan assets..................................   --          507,021
                                                              --        ---------
Funded status..............................................   --           53,788
Unrecognized liability.....................................   --          102,673
Unrecognized net gain from past experience different from
  that assumed and effects of changes in assumptions.......   --         (141,549)
                                                              --        ---------
Prepaid pension asset......................................   $--       $  14,912
                                                              ==        =========

                          PHARMACEUTICAL BUYERS, INC.

     Net pension (income) cost in 1997 and 1996 is comprised of the following:

                                                                1997       1996
                                                              --------    -------
Service cost..............................................    $     --    $36,796
Interest cost.............................................      16,996     32,534
Return on assets..........................................     (16,111)   (56,846)
Other.....................................................      (3,596)    24,817
                                                              --------    -------
                                                              $ (2,711)   $37,301
                                                              ========    =======

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The expected long-term rate of return on assets was 7.5%.

(8) SIGNIFICANT CUSTOMERS

     PBI's significant customers which individually comprised more than 10% of total administrative fees for the years ended December 31, 1997 and 1996 are as follows:

                                                                1997    1996
                                                                ----    ----
Customer A..................................................    26%     24%
Customer B..................................................     6%     11%

(9) COMMITMENTS AND CONTINGENCIES

     The Company leases office space and other equipment through noncancellable operating leases. Certain of the leases are with related parties (Note 6). Rental expense under operating leases was approximately $115,000 and $106,000 for the years ended December 31, 1997 and 1996, respectively.

     Minimum rental payments under these leases with initial or remaining terms of one year or more at December 31, 1997 are as follows:

1998........................................................    $ 94,080
1999........................................................      89,288
2000........................................................      33,210
                                                                --------
                                                                $216,578
                                                                ========

     The Company is currently a defendant in a lawsuit which arose in the normal course of business, whereby the Company, a pharmaceutical manufacturer and other group purchasing organizations have been accused of damaging certain retail pharmacies by not allowing them memberships in buying organizations such as the Company, which would allow them to receive reduced prices on pharmaceuticals. Management believes that the outcome of this matter will have no material impact on the financial position of the Company or its results of operations.

(10) SUBSEQUENT EVENT

     On February 11, 1998, the Company's board of directors authorized and declared a $700,000 cash dividend to the shareholders of record on that date. The dividend was paid on February 25, 1998. The Company's board of directors also authorized a $612,500 prepayment on its Senior Secured Notes Payable to Mass Mutual. The prepayment is to be made during March 1998.

------------------------------------------------------
------------------------------------------------------

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary......................    3
Risk Factors............................    8
Forward-Looking Statements..............   11
Use of Proceeds.........................   12
Dividend Policy.........................   12
Price Range of Common Stock.............   12
Capitalization..........................   13
Selected Consolidated Financial Data....   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   15
Business................................   22
Management..............................   29
Certain Transactions....................   34
Principal and Selling Stockholders......   36
Description of Capital Stock............   37
Underwriting............................   39
Legal Matters...........................   40
Experts.................................   40
Additional Information..................   41
Incorporation of Certain Documents by
  Reference.............................   42
Index to Consolidated Financial
  Statements............................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                1,630,000 SHARES

                                   D & K LOGO

                                D & K HEALTHCARE
                                RESOURCES, INC.
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                              SALOMON SMITH BARNEY

                        RAYMOND JAMES & ASSOCIATES, INC.

                                               , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................  $ 10,714
National Association of Securities Dealers, Inc. Fee........     4,132
Nasdaq National Market Listing Fee..........................    17,500
Printing Expenses...........................................   125,000
Legal Fees and Expenses.....................................   175,000
Auditors' Fees and Expenses.................................   100,000
Transfer Agent and Registrar Fees...........................     1,000
Miscellaneous Expenses......................................    66,654
                                                              --------
     Total..................................................  $500,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

     Article 8.B of the registrant's Certificate of Incorporation provides that the registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons who the registrant may indemnity under Section 145.

     Article 8.A of the registrant's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transaction from which the director derived an improper personal benefit.

     Article VII of the registrant's By-laws provides, in general, that the registrant shall indemnify its directors and officers to the full extent allowed under law.

     The Underwriting Agreement provides for indemnification of directors and officers of the registrant by the Underwriters with respect to information furnished by the Underwriters for inclusion in this Registration Statement.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

     A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     A. The undertaking required by Item 512(h) of Regulation S-K is set forth in the last paragraph of Item 15 above.

     B. The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 29th day of July, 1998.

                                          D & K Healthcare Resources, Inc.

                                          By:  /s/ J. HORD ARMSTRONG, III

                                            ------------------------------------
                                                   J. Hord Armstrong, III
                                            Chairman and Chief Executive Officer

     Each person whose signature appears below constitutes and appoints J. Hord Armstrong, III and Martin D. Wilson his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign a Registration Statement pursuant to
Section 462(b) of the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                       TITLE                          DATE
                  ---------                                       -----                          ----
         /s/ J. HORD ARMSTRONG, III              Chairman, Chief Executive Officer,          July 29, 1998
---------------------------------------------    Treasurer and Director (Principal
           J. Hord Armstrong, III                Financial Officer)

            /s/ MARTIN D. WILSON                 President, Chief Operating Officer,         July 29, 1998
---------------------------------------------    Secretary and Director
              Martin D. Wilson

            /s/ DANIEL E. KREHER                 Vice President, Finance & Administration    July 29, 1998
---------------------------------------------    (Principal Accounting Officer)
              Daniel E. Kreher

             /s/ RICHARD F. FORD                 Director                                    July 29, 1998
---------------------------------------------
               Richard F. Ford

            /s/ BRYAN H. LAWRENCE                Director                                    July 29, 1998
---------------------------------------------
              Bryan H. Lawrence

             /s/ ELLIOT H. STEIN                 Director                                    July 29, 1998
---------------------------------------------
               Elliot H. Stein

           /s/ ROBERT E. KORENBLAT               Director                                    July 29, 1998
---------------------------------------------
             Robert E. Korenblat

            /s/ THOMAS F. PATTON                 Director                                    July 29, 1998
---------------------------------------------
              Thomas F. Patton

             /s/ J. DAVID MCCAY                  Director                                    July 29, 1998
---------------------------------------------
               J. David McCay

             /s/ JAMES M. USDAN                  Director                                    July 29, 1998
---------------------------------------------
               James M. Usdan

                                 EXHIBIT INDEX

  EXHIBIT NUMBER                              DESCRIPTION
------------------                            -----------
    1.1*              Form of Underwriting Agreement
    2.1               Stock Purchase and Redemption Agreement, dated as of
                      November 30, 1995, by and among Pharmaceutical Buyers, Inc.,
                      J. David McCay, The J. David McCay Living Trust, Robert E.
                      Korenblat and the registrant, filed as Exhibit 2.4 to the
                      registrant's Annual Report on Form 10-K for the year ended
                      March 28, 1997 is incorporated herein by this reference
    4.1               Form of certificate for Common Stock, filed as Exhibit 4.1 to registrant's Registration Statement on Form S-1 (Reg. No.
                      33-48730) is incorporated herein by this reference
    5.1**             Opinion of Armstrong, Teasdale, Schlafly & Davis
    10.1              Note Agreement, dated December 29, 1987, regarding
                      $3,250,000.00 11% Joint and Several Subordinated Notes due
                      December 29, 1997, and $1,750,000.00 11% Joint and Several
                      Convertible Subordinated Notes due December 29, 1997, by and
                      among registrant, Delta Wholesale Drug, Inc., W. Kelly
                      Company, Wholesale Management Services, Inc. and
                      Massachusetts Mutual Life Insurance Company, and amendments thereto, filed as Exhibit 10.3 to the registrant's
                      Registration Statement on Form S-1 (Reg. No. 33-48730) is
                      incorporated herein by this reference
    10.2              Note Agreement, dated December 29, 1987, regarding
                      $3,250,000.00 11% Joint and Several Subordinated Notes due
                      December 29, 1997, and $1,750,000.00 11% Joint and Several
                      Convertible subordinated Notes due December 29, 1997, by and among registrant, Delta Wholesale Drug, Inc., W. Kelly
                      Company, Wholesale Management Services, Inc. and MassMutual
                      Corporate Investors, and amendments thereto, filed as
                      Exhibit 10.4 to the registrant's Registration Statement on
                      Form S-1 (Reg. No. 33-48730) is incorporated herein by this reference
    10.3              Preferred Stock Purchase Agreement, dated December 29, 1987, by and among registrant, Gateway Venture Properties III,
                      L.P., J. Hord Armstrong, III and W. VanMeter Alford, Jr.,
                      filed as Exhibit 10.5 to the registrant's Registration
                      Statement on Form S-1 (Reg. No. 33-48730) is incorporated
                      herein by this reference
    10.4              Preferred Stock Purchase Agreement, dated December 29, 1987, by and among registrant, Elliott H. Stein, Robert A. Geddes,
                      Bryan H. Lawrence, W.G. Heckman, Robert R. Hermann, Inmann
                      Brandon, J. Hord Armstrong, III and W. VanMeter Alford, Jr.,
                      filed as Exhibit 10.4 to the registrant's Registration
                      Statement on Form S-1 (Reg. No. 33-48730) is incorporated
                      herein by this reference
    10.5              D & K Wholesale Drug, Inc. Amended and Restated 1992 Long
                      Term Incentive Plan, filed as Annex A to the registrant's
                      1995 Proxy Statement is incorporated herein by this
                      reference
    10.6              Wholesale Distribution Agreement, by and between registrant and GLAXO INC., filed as Exhibit 10.14 to the registrant's
                      Registration Statement on Form S-1 (Reg. No. 33-48730) is
                      incorporated herein by this reference
    10.7              Wholesale Distribution Agreement, dated January 1, 1995, by and between registrant and SmithKline Beecham
                      Pharmaceuticals, filed as Exhibit 10.7 to the registrant's
                      Annual Report on Form 10-K for the year ended March 29, 1996 is incorporated herein by this reference
    10.8              Wholesale Prime Vendor Agreement, dated September 27, 1993, by and between registrant and Pfizer Inc., filed as Exhibit
                      10.16 to the registrant's Annual Report on Form 10-K for the year ended April 1, 1994 is incorporated herein by this
                      reference

  EXHIBIT NUMBER                              DESCRIPTION
------------------                            -----------
    10.9              Warehousing and Distribution Service Agreement, dated July
                      1, 1994, by and between registrant and Eli Lilly and
                      Company, filed as Exhibit 10.17 to the registrant's Annual
                      Report on Form 10-K for the year ended April 1, 1994 is
                      incorporated herein by this reference
    10.10             Amendment to Note Agreements, filed as Exhibit 10.21 to the registrant Registration Statement on Form S-1 (Reg. No.
                      33-48730) is incorporated herein by reference
    10.11             Letter Agreement, dated March 31, 1992, between registrant,
                      Delta, Kelly, WMSI, Massachusetts Mutual Life Insurance
                      Company and MassMutual Corporation Investors, filed as
                      Exhibit 10.26 to registrant's Annual Report on Form 10-K for the year ended April 2, 1993 is incorporated herein by this reference
    10.12             Letter Agreement dated May 24, 1994, between registrant,
                      Massachusetts Mutual Life Insurance Company and MassMutual
                      Corporate Investors, filed as Exhibit 10.30 to the
                      registrant's Annual Report on Form 10-K for the year ended
                      April 1, 1994 is incorporated herein by this reference
    10.13             Letter Agreement dated February 14, 1995, between
                      registrant, Massachusetts Mutual Life Insurance Company and
                      MassMutual Corporate Investors, filed as Exhibit 10.15 to
                      the registrant's Annual Report on Form 10-K for the year
                      ended March 31, 1995 is incorporated herein by this
                      reference
    10.14             Letter Agreement dated January 18, 1995, between registrant,
                      Massachusetts Mutual Life Insurance Company and MassMutual
                      Corporate Investors, filed as Exhibit 10.16 to the
                      registrant's Annual Report on Form 10-K for the year ended
                      March 31, 1995 is incorporated herein by this reference
    10.15             Letter Agreement dated June 10, 1994, between registrant,
                      Massachusetts Mutual Life Insurance Company and MassMutual
                      Corporate Investors, filed as Exhibit 10.17 to the
                      registrant's Annual Report on Form 10-K for the year ended
                      March 31, 1995 is incorporated herein by this reference
    10.16             Letter Agreement dated October 10, 1994, between registrant,
                      Massachusetts Mutual Life Insurance Company and MassMutual
                      Corporate Investors, filed as Exhibit 10.18 to the
                      registrant's Annual Report on Form 10-K for the year ended
                      March 31, 1995 is incorporated herein by this reference
    10.17             Supply Agreement dated April 18, 1995 by and between
                      registrant and M & H Drugs, Inc., filed as Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year
                      ended March 31, 1995 is incorporated herein by this
                      reference
    10.18             Letter Agreement, dated August 31, 1993, by and between
                      registrant and W. VanMeter Alford, Jr. filed as Exhibit
                      10.28 to the registrant's Annual Report on Form 10-K for the year ended April 1, 1994 is incorporated herein by this
                      reference
    10.19             Third Amended and Restated Loan and Security Agreement,
                      dated as of March 3, 1995, by and among registrant, Northern
                      Drug Company, Krelitz Industries, Inc. and Shawmut Capital
                      Corporation, filed as Exhibit 10.21 to the registrant's
                      Annual Report on Form 10-K for the year ended March 31, 1995 is incorporated herein by this reference
    10.20             First Amendment to Third Amendment and Restated Loan and
                      Security Agreement, dated as of June 9, 1995, by and among registrant, Northern Drug Company, Krelitz Industries, Inc.
                      and Shawmut Capital Corporation, filed as Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year
                      ended March 31, 1995 is incorporated herein by this
                      reference
    10.21             Release of All Claims, dated as of June 6, 1995, by and
                      between registrant and George P. Bray, filed as Exhibit
                      10.23 to the registrant's Annual Report on Form 10-K for the year ended March 31, 1995 is incorporated herein by this
                      reference

  EXHIBIT NUMBER                              DESCRIPTION
------------------                            -----------
    10.22             Second Amendment to Third Amendment and Restated Loan and
                      Security Agreement and Consent, dated as of November 29,
                      1995 by and among Shawmut Capital Corporation, the
                      registrant, Northern Drug Company and Krelitz Industries,
                      Inc., filed as Exhibit 10.22 to the registrant's Annual
                      Report on Form 10-K for the year ended March 29, 1996 is
                      incorporated herein by this reference
    10.23             Third Amendment to Third Amendment and Restated Loan and
                      Security Agreement, Amendment to Pledge Agreement and
                      Waiver, dated as of July 1996, by and among Fleet Capital
                      Corporation, the registrant and Krelitz Industries, Inc.,
                      filed as Exhibit 10.23 to the registrant's Annual Report on
                      Form 10-K for the year ended March 29, 1996 is incorporated herein by this reference
    10.24             Amendment to and Restatement of Employment Agreement, dated as of January 2, 1996, by and between the registrant and
                      Steven B. Goldfine, filed as Exhibit 10.24 to the
                      registrant's Annual Report on Form 10-K for the year ended
                      March 29, 1996 is incorporated herein by reference
    10.25             D & K Wholesale Drug, Inc. 401(k) Profit Sharing Plan and
                      Trust, dated January 1, 1995, filed as Exhibit 10.25 to the registrant's Annual Report on Form 10-K for the year ended
                      March 29, 1996 is incorporated herein by this reference
    10.26             Amended and Restated Lease Agreement, dated as of January
                      16, 1996 by and between Morhaert Development, L.L.C. and the registrant, filed as Exhibit 10.26 to the registrant's
                      Annual Report on Form 10-K for the year ended March 29, 1996 is incorporated herein by this reference
    10.27             Fourth Amendment to Third Amendment and Restated Loan and
                      Security Agreement, dated as of May 1997, by and among Fleet
                      Capital Corporation, the registrant, and Krelitz Industries,
                      Inc., filed as Exhibit 10.28 to the registrant's Annual
                      Report on Form 10-K for the year ended March 28, 1997 is
                      incorporated herein by this reference
    10.28             Loan Agreement dated as of December 23, 1996, by and among registrant, Krelitz Industries, Inc. and Magna Bank, N.A., as Exhibit 10.30 to the registrant's Annual Report on Form
                      10-K for the year ended March 28, 1997 is incorporated
                      herein by this reference
    10.29*            Pharmaceutical Services Agreement between Anthem
                      Prescription Management, Inc. and D & K Wholesale Drug, Inc.
                      dated July 16, 1996
    10.30*            Renewal dated June 26, 1998, to Pharmaceutical Services
                      Agreement between Anthem Prescription Management, Inc. and
                      D & K Wholesale Drug, Inc. dated July 16, 1996.
    23.1**            Consent of Arthur Andersen LLP
    23.2**            Consent of Armstrong, Teasdale, Schlafly & Davis (included in Exhibit 5.1)
    24.1**            Power of Attorney (see page II-3)

---------------
 * To be filed by amendment.

** Filed herewith.